Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/17/2015	OFFICIAL USE ONLY

COPY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):

SEC Mail Processing Section
JUN 19 2015
Washington DC
404


15021205

4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA
   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

RECEIVED 2015 JUN 19 PM 3: SEC / TM

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/17/2015 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 17 day of June (Month), 2015 (Year) by Jillian Palmer (Notary Public)

My Commission expires May 27, 2022 County of Barnstable State of Massachusetts


JILLIAN PALMER
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMM. EXPIRES MAY 27, 2022

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



BOX® OPTIONS EXCHANGE

June 17, 2015

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 18 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 18 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b).[1]

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this annual Amendment No. 18.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

[1] 17 C.F.R. § 240.6a-2(b).

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 · Fax: 617-235-2253
www.boxexchange.com
135 S. LaSalle Street, Suite 4250, Chicago, IL 60603
Tel.: 312-251-7000 · Fax: 312-251-7001


BOX
OPTIONS EXCHANGE

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 18
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 18. The Form 1 application is not being modified in any respect other than to the extent set forth below.


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2014 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. BOX Holdings Group LLC is a limited liability company with assets and liabilities consisting solely of 100% of the outstanding equity interests of BOX Market LLC. Please refer to Exhibit D-1 for the BOX Market LLC financial statements.

2. Exhibit D-1, BOX Market LLC

3. Exhibit D-2, TMX Group Limited

4. Exhibit D-3, TMX Group Inc.

5. Exhibit D-4, Bourse de Montréal Inc.

6. Exhibit D-5, MX US 1, Inc.

7. Exhibit D-6, MX US 2, Inc.


BOX
OPTIONS EXCHANGE

Exhibit D-1 – BOX Market LLC

Financial Statements of

BOX MARKET LLC

Year ended December 31, 2014



KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of BOX Market LLC

We have audited the accompanying balance sheet of BOX Market LLC (the "Company") as at December 31, 2014, and the related statements of income and expense, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Market LLC as at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP*

February 3, 2015

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

BOX MARKET LLC

Financial Statements

Year ended December 31, 2014

Financial Statements

BOX MARKET LLC

Balance Sheet

December 31, 2014, with comparative information for 2013
(In thousands of dollars)

	2014	2013
Assets		
Current assets:		
Cash and cash equivalents	$ 19,084	$ 20,106
Accounts receivable, net of allowance of nil and $25 in 2013 (note 6)	3,142	4,975
Note receivable from BOX Options Exchange LLC, bearing interest at a rate of 3% and maturing in December 2015	1,000	1,000
Other current assets	286	329
	23,512	26,410
Computer equipment and software:		
Computer equipment and software (note 3)	55,801	54,165
Leasehold improvements (note 3)	1,303	1,303
	57,104	55,468
Accumulated amortization and depreciation	(46,963)	(41,847)
	10,141	13,621
Other assets	1,179	1,254
	$ 34,832	$ 41,285
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,784	$ 1,452
Payable to related parties (note 6)	733	865
Appreciation rights plans (note 10)	–	53
Current portion of deferred rent (note 5)	33	18
	2,550	2,388
Long-term liabilities:		
Deferred rent (note 5)	155	134
Appreciation rights plans (note 10)	5	197
	2,710	2,719
Members' equity (note 7):		
Member's contributions	27,563	27,563
Accumulated dividend distributions	(47,167)	(40,704)
Accumulated earnings	51,726	51,707
	32,122	38,566
Commitments (note 5)		
	$ 34,832	$ 41,285

See accompanying notes to financial statements.

BOX MARKET LLC

Statement of Income and Expense

Year ended December 31, 2014, with comparative information for 2013
(In thousands of dollars)

	2014	2013
Revenues:		
Transaction fees	$ 19,076	$ 29,549
Options price reporting authority income	2,274	1,911
Other trade related fees	–	80
Miscellaneous income	380	378
	21,730	31,918
Expenses:		
Professional services:		
Financial and administrative (note 6)	1,047	305
Consulting (note 6)	630	532
Technical and operational (note 6)	7,372	9,142
Other	1,740	4,640
Amortization and depreciation	5,116	5,572
Employee costs	4,604	4,326
Rent of facilities (note 5)	309	327
Office-related	207	299
Communications and data processing	468	515
Other	250	405
	21,743	26,063
Operating (loss) income	(13)	5,855
Interest income	32	34
Net income	$ 19	$ 5,889

See accompanying notes to financial statements.

BOX MARKET LLC

Statement of Members' Equity

Year ended December 31, 2014, with comparative information for 2013
(In thousands of dollars)

	Member's contributions	Class A members' contributions	Class B members' contributions	Accumulated dividend distributions	Accumulated earnings	Total members' equity
Balance, December 31, 2012	$ 27,563	$ –	$ –	$ (29,094)	$ 45,818	$ 44,287
Net income	–	–	–	–	5,889	5,889
Dividend distributions	–	–	–	(11,610)	–	(11,610)
Balance, December 31, 2013	27,563	–	–	(40,704)	51,707	38,566
Net income	–	–	–	–	19	19
Dividend distributions	–	–	–	(6,463)	–	(6,463)
Balance, December 31, 2014	$ 27,563	$ –	$ –	$ (47,167)	$ 51,726	$ 32,122

See accompanying notes to financial statements.

BOX MARKET LLC

Statement of Cash Flows

Year ended December 31, 2014, with comparative information for 2013
(In thousands of dollars)

	2014	2013
Cash flows from operating activities:		
Net income	$ 19	$ 5,889
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation	5,116	5,694
Appreciation rights expenses	(237)	(321)
Settlement on appreciation rights	(8)	(616)
Decrease in accounts receivable	1,833	4,646
Decrease (increase) in other current assets	43	(53)
Decrease in other assets	75	–
Increase (decrease) in accounts payable and accrued expenses	363	(528)
(Decrease) increase in payable to related parties	(132)	550
Increase (decrease) in deferred rent	36	(19)
	7,108	15,242
Cash flows used in investing activities:		
Purchase of computer equipment and software	(1,667)	(5,136)
	(1,667)	(5,136)
Cash flows used in financing activities:		
Dividend distributions	(6,463)	(11,609)
	(6,463)	(11,609)
Net decrease in cash and cash equivalents	(1,022)	(1,503)
Cash and cash equivalents, beginning of year	20,106	21,609
Cash and cash equivalents, end of year	$ 19,084	$ 20,106

Supplemental cash flow information:

The Company acquired $132 (2013 - $163) of computer equipment and software, which were unpaid as at December 31, 2014.

See accompanying notes to financial statements.

1. Nature of operations:

BOX Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC.

BOX Market operates an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The BOX Market model operates without a trading floor and has an electronic auction feature that provides customers' price improvement. BOX Market is regulated by BOX Options Exchange LLC, a recognized national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

Substantial equity members in BOX Holdings Group LLC include Bourse de Montréal Inc. ("Bourse"), and affiliates of Interactive Brokers Group LLC ("IAB"), Credit Suisse First Boston, LabMorgan Corporation, Citigroup Financial Products, Inc., UBS (USA) Inc., Morgan Stanley and Citadel Derivatives Group, LLC.

2. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Significant areas of judgment include the determination of the useful lives of computer equipment and software and the determination of the fair value of stock appreciation rights. Actual results could differ from those estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents include amounts on deposit with banks and other non-restricted highly liquid short-term investments. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

(c) Accounts receivable, net:

Accounts receivable consist primarily of transaction fees and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA").

2. Significant accounting policies (continued):

(c) Accounts receivable, net (continued):

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

(d) Other assets:

At December 31, 2014 and 2013, deposits were held by Options Clearing Corporation ("OCC") and OPRA. The deposit with OCC is a refundable promissory note of a principal amount of $1,000, bearing interest at the short-term federal rate, without a determined repayment date. The deposit with OPRA represents one-time participation fees and is being amortized over 5 years. Amortization commenced in conjunction with the commencement of the Exchange operations in May 2012.

(e) Computer equipment, leasehold improvements and software:

Assets consist of computer hardware, equipment, software and leasehold improvements.

BOX's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight-line	3 years
Trading-related software	Straight-line	5 years

2. Significant accounting policies (continued):

(e) Computer equipment, leasehold improvements and software (continued):

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method.

Computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

(f) Revenue recognition:

BOX generates its revenues by providing services to domestic customers in the financial markets, including its equity members. Fees for services are based largely on system capacity usage and customer volumes. As a result, the Company's revenues may fluctuate based on the performance of financial markets.

Transaction Fees are comprised of fees charged to Broker Dealers, Market Makers, Public Customers and Professional Customers.

Options Price Reporting Authority revenue consists of income received from OPRA for consolidated options information provided by BOX and other participating exchanges which is then sold to outside news services and customers. BOX's revenue from OPRA is received quarterly based on its pro-rata share of industry trade (not contract) volume.

Revenues related to transactions executed on BOX are recognized as earned.

Other Trade Related Fees revenue is derived from connectivity and access to the BOX's communication network and trading software. These fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service.

(g) Appreciation rights plans:

The Company accounts for its appreciation rights plans using the fair value based method, under which the compensation cost attributable to awards to employees is measured at the fair value at the grant date and recognized, on a tranche basis, over the vesting period in employee costs, with a corresponding increase in liabilities. As the appreciation rights are settled in cash, the liability is remeasured at each reporting date and at settlement date based on the fair value of the appreciation rights. Any changes in the liability are recognized in profit or loss.

(In thousands of dollars, except per right amount)

3. Computer equipment, leasehold improvements and software:

Computer equipment, leasehold improvements and software as at December 31, 2014 and 2013 consisted of:

	2014	2013
Computer equipment	$ 15,387	$ 15,592
Computer software	40,414	38,573
Leasehold improvements	1,303	1,303
Accumulated amortization and depreciation	(46,963)	(41,847)
	$ 10,141	$ 13,621

For the years ended December 31, 2014 and 2013, BOX Market capitalized software development, hardware and leasehold improvement costs of $1,636 ($1,410 acquired from Bourse) and $4,929 ($2,941 acquired from Bourse), respectively.

Amortization expense related to computer software costs amounted to $4,057 and $4,399 for the years ended December 31, 2014 and 2013, respectively.

4. Income taxes:

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

5. Commitments and contracts:

(a) Commitments:

In October 2012, BOX Market relocated to a new location in Chicago and entered into a new 10-year operating lease agreement. BOX Market was offered an inducement as part of the agreement. The incentive is being amortized over the minimum lease term using the straight-line method.

In September 2010, BOX Market relocated to a new location in Boston and entered into a 5-year sublet lease agreement. In September 2014, BOX Market renewed this lease agreement for an additional five years.

(In thousands of dollars, except per right amount)

5. Commitments and contracts (continued):

(a) Commitments (continued):

Aggregate future minimum rentals for the Boston and Chicago spaces as at December 31, 2014 are as follows:

2015	$	451
2016		477
2017		489
2018		502
2019		515
2020 and thereafter		322
	$	2,756

(b) Contracts:

BOX Market has entered into several agreements with Bourse, BOX Options Exchange LLC, and NASDAQ OMX Group, Inc. to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services, which include:

- A Technical and Operational Services Agreement with Bourse to provide BOX Market with certain software and computer hardware equipment, and maintain and support certain data transmissions and other services.
- A Regulatory Services Agreement with BOX Options Exchange LLC to provide BOX Market with an SRO structure and ongoing oversight of the market operations and regulatory functions of the BOX Market.
- An Administrative Services Agreement with BOX Options Exchange LLC to provide it certain support services such as accounting/finance, legal, human resources, communications and administrative support.
- A Regulatory Services Agreement with NASDAQ OMX Group, Inc. to provide BOX Market with regulatory support for pre-May 2012 matters.

(In thousands of dollars, except per right amount)

6. Related party transactions:

The financial statements reflect the capital contributions of cash and/or services by all equity members of BOX Market as specified in BOX's Amended and Restated Operating Agreement (the "Agreement") dated January 26, 2005.

A consultant that owns units of BOX Holdings LLC, received $129 for consulting services in 2014 and $267 in 2013.

In accordance with the terms of the service agreements referred to in Note 5 (b), the Company recognized professional fees to related parties of approximately $7,372 in 2014 and $9,142 in 2013. Amounts owed to Bourse as at December 31, 2014 and 2013 of approximately $701 and $859, respectively, are reflected as payable to related parties on the balance sheet.

In accordance with the terms of the facility agreement with Exchange, the Company recognized professional fees to related parties of $380 in 2014 ($378 in 2013). As of May 13, 2012, all transaction fees earned by the Company are billed and collected by the Exchange and subsequently remitted to the Company. Amounts receivable from the Exchange as at December 31, 2014 of $3,139 ($4,173 in 2013) are included in accounts receivable on the balance sheet.

Transactions related to these services are settled in the normal course of business. The terms of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

7. Members' equity:

BOX Market LLC is a single member LLC, wholly owned by BOX Holdings LLC, and has no units outstanding.

8. Fair value measurements:

The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with the guidance in Codification Topic 820, *Fair Value Measurements and Disclosures*, as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs are either directly or indirectly observable and corroborated by market data or are based on quoted prices in markets that are not active.

Level 3 - Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability.

(In thousands of dollars, except per right amount)

8. Fair value measurements (continued):

As at December 31, 2014 and 2013, all of the Company's investments in money market mutual funds and U.S. Treasury bills are measured at fair value using quoted prices in active markets for identical assets, and are consequently included in Level 1.

9. Concentration of credit risk:

Approximately 89% of the revenues generated from the BOX Market for the year ended December 31, 2014 were generated by nine approved participants (84% by five approved participants in 2013).

10. Appreciation rights plans:

(a) Long-term Appreciation Rights Plans ("Long-term Plans"):

BOX Market awards certain employees with appreciation rights as part of its Long-term Appreciation Rights Plans. The appreciation rights granted under the plan adopted in January 2011 ("2011 plan") entitle the participants to a cash payment in the year following vesting and each right vests on the third anniversary of the date of grant. The appreciation rights granted under the plan adopted in February 2013 ("2013 plan") entitle the participants to receive cash payment within 45 days following the exercise date. The appreciation rights vest in three equal tranches on the first, second and third anniversary of the grant date and expire in three years. For Long-term Plans, each appreciation right would entitle the participant to receive the excess of the settlement value of an appreciation right, based on the enterprise valuation of BOX Market, on the vesting date over the strike price of such appreciation right.

In 2010, a total of 38.6 appreciation rights were granted under the 2011 plan, vesting on December 31, 2013. These rights were paid out by March 15, 2013.

In 2011, a total of 75 appreciation rights were granted under the 2011 plan, vesting on either January 26, 2014, or on December 15, 2014. As at December 31, 2014, these rights have expired.

In 2013, a total of 119 appreciation rights were granted under the 2013 plan.

Also under the same plan, a total of 70 appreciation rights were granted in February 2014.

The remeasurement of the appreciation rights issued under the Long-term Plans, net of the cost related to appreciation rights granted and cancelled during the year, resulted in a reduction of compensation expense of $4 for the year ended December 31, 2014 ($74 reduction for the year ended December 31, 2013). As at December 31, 2014, these rights have a fair value of $3 (2013 - $4).

(In thousands of dollars, except per right amount)

10. Appreciation rights plans (continued):

(b) Senior Appreciation Rights Plan ("Senior Plan"):

In December 2010, BOX Market adopted a Senior Appreciation Rights Plan. Certain key senior management members of BOX Market were granted a total of 625 appreciation rights which entitle the participants to receive cash payment within 60 days following exercise date. The appreciation rights vest in three equal tranches on the second, fourth and sixth anniversary of the date of grant and expire in six years.

The remeasurement of the appreciation rights issued under the Senior Plan, net of the cost related to appreciation rights exercised during the year, resulted in a reduction of compensation expense of $233 for the year ended December 31, 2014 ($247 reduction for the year ended December 31, 2013). As at December 31, 2014, these rights have a fair value of $2 (2013 - $246).

As at December 31, 2014, the fair value of the Long-term Plans and Senior Plan appreciation rights was estimated using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	0.55%
Dividend yield	–
Expected life	1.8 years
Expected volatility	20%
Weighted average fair value per right	$ 8

The changes in the outstanding Long-term Plans and the Senior Plan are as follows:

	Long-term Plans		Senior Plan	
	Number of outstanding rights	Residual life (years)	Number of outstanding rights	Residual life (years)
Balance, beginning of year	179		442	
Granted	70		–	
Exercised	–		(5)	
Cancelled	(60)		–	
Balance, end of year	189	1.5	437	1.9
Vested	39		228	

11. Comparative information:

Certain comparative information for 2013 has been reclassified to conform with the financial statement presentation adopted in 2014.


BOX
OPTIONS EXCHANGE

Exhibit D-2 – TMX Group Limited

Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Period ended December 31, 2014 and 2013

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(in thousands of Canadian dollars)
(unaudited)

	December 31, 2014	December 31, 2013
Assets		
Current assets:		
Cash and cash equivalents	$ 6,270	$ 3,740
Marketable securities	34	-
Other receivables	-	51
Prepaid interest	-	719
Due from TSX Inc.	60	390
Due from TSX Venture Exchange Inc.	-	120
Due from TMX Group Inc.	-	110
Due from Montreal Exchange Inc.	-	232
Due from Shorcan Brokers Limited	-	50
Due from Natural Gas Exchange Inc.	-	30
Due from The Equicom Group Inc.	-	42
Due from Finexeo S.A.	101	33
Due from TMX Group US Inc.	36	4
Due from TMX Australia Pty Ltd.	72	57
Due from Alpha Trading Systems Limited Partnership	-	26
Due from TMX Equity Transfer Services Inc.	13	-
Due from TMX Technology Solutions Inc.	5	-
Due from Canadian Depository for Securities Limited	-	5
Due from TMX Select Inc.	-	6
	6,591	5,615
Non-current assets:		
Other non-current assets	318	-
Investment in The Canadian Depository for Securities Limited	173,622	173,622
Investment in TMX Group Inc.	3,878,617	3,806,718
Investment in Alpha Trading Systems Limited Partnership	184,000	185,500
Investment in 1877587 Ontario Limited	5,022	5,022
Investment in AgriClear Inc.	2	-
Term loan receivable from TSX Inc.	695,776	695,776
Term loan receivable from Montreal Exchange Inc.	112,000	185,000
Term loan receivable from TSX Venture Exchange Inc.	141,166	141,166
Term loan receivable from Natural Gas Exchange Inc.	17,000	20,000
Term loans receivable from Shorcan Brokers Limited	18,000	18,000
Deferred income tax assets	4,740	6,846
Total Assets	$ 5,236,854	$ 5,243,265
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 8,446	$ 9,265
Fair value of foreign currency forward contracts	189	-
Commercial paper	233,939	-
Due to TSX Venture Exchange Inc.	102	-
Due to TMX Group Inc.	208	-
Due to Natural Gas Exchange Inc.	59	-
Due to Montreal Exchange Inc.	166	-
Due to Shorcan Brokers Limited	52	-
Due to The Equicom Group Inc.	22	-
Due to TMX Select Inc.	3	-
Due to Alpha Trading Systems Limited Partnership	25	-
Due to Canadian Depository for Securities Limited	129	-
Demand loans payable to 1877587 Ontario Limited	1,107,000	1,107,000
	1,350,340	1,116,265
Non-current liabilities:		
Fair value of interest rate swaps	608	372
Loans payable	-	331,385
Debentures	997,167	996,377
Term loan payable to TSX Inc.	25,000	6,500
Term loan payable to Montreal Exchange Inc.	11,500	3,000
Term loan payable to TMX Group Inc.	3,000	-
Term loan payable to TSX Venture Exchange Inc.	8,000	5,000
Term loan payable to Alpha Exchange Inc.	-	1,500
Total Liabilities	2,395,615	2,460,399
Equity:		
Share capital	2,858,267	2,849,189
Deficit	(23,377)	(70,498)
Contributed surplus - share option plan	7,153	5,266
Accumulated other comprehensive loss	(804)	(1,091)
Total Equity	2,841,239	2,782,866
Total Liabilities and Equity	$ 5,236,854	$ 5,243,265

TMX GROUP LIMITED

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Revenue:		
Other	**$ 113**	$ (4)
Total revenue	**113**	(4)
Expenses:		
Compensation and benefits	**984**	78
General and administration	**1,457**	1,988
Shared services	**(2,235)**	(1,564)
Total operating expenses	**206**	502
Loss from operations	**(93)**	(506)
Maple transaction costs	**(1,401)**	(1,550)
Finance income (costs):		
Finance income	**183,866**	172,953
Finance costs	**(41,442)**	(58,548)
Credit facility refinancing costs	**(3,616)**	(16,409)
Loss on derivative instruments	**(1,408)**	(2,046)
Net finance income	**137,400**	95,950
Income before income taxes	**135,906**	93,894
Income tax expense (recovery)	**2,003**	(5,439)
Net income	**$ 133,903**	$ 99,333

TMX GROUP LIMITED

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Net income	**$ 133,903**	$ 99,333
Other comprehensive income (loss):		
Items that may be reclassified subsequently to profit or loss:		
Changes in fair value of effective portion of interest rate swaps designated as cash flow hedges (net of taxes)	**(248)**	773
Reclassification to net income of losses (gains) on interest rate swaps (net of taxes)	**535**	(631)
Total items that may be reclassified subsequently to profit or loss	**287**	142
Total comprehensive income	**$ 134,190**	$ 99,475

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2014	Year Ended December 31, 2013
Common shares:		
Balance, beginning of period	$ **2,849,189**	$ 2,833,697
Proceeds on options exercised	**8,419**	14,560
Cost of exercised options	**659**	932
Balance, end of period	**2,858,267**	2,849,189
Deficit:		
Balance, beginning of period	**(70,498)**	(83,366)
Net income	**133,903**	99,333
Dividends paid to equity holders	**(86,782)**	(86,465)
Balance, end of period	**(23,377)**	(70,498)
Contributed surplus - share option plan:		
Balance, beginning of period	**5,266**	3,987
Cost of exercised options	**(659)**	(932)
Cost of share option plan	**2,546**	2,211
Balance, end of period	**7,153**	5,266
Accumulated other comprehensive loss:		
Balance, beginning of period	**(1,091)**	(1,233)
Net change in interest rate swaps designated as cash flow hedges (net of taxes)	**287**	142
Balance, end of period	**(804)**	(1,091)
Total equity, end of period	$ **2,841,239**	$ 2,782,866

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2014	2013
Cash flows from (used in) operating activities:		
Income before income taxes	$ **135,906**	$ 93,894
Adjustments to determine net cash flows:		
Net finance income	**(137,400)**	(95,950)
Maple transaction and integration costs	**1,401**	1,550
Maple transaction and integration related cash outlays	**(1,514)**	(1,181)
Net settlement on interest rate swaps	**(1,322)**	(2,046)
Realized gain (loss) on foreign exchange on loans	**114**	(92)
Realized gain on settlement of foreign currency forwards	**1,108**	-
Cost of share option plan	**2,546**	2,211
Other receivables	**51**	109
Trade and other payables	**(820)**	8,028
Amounts due to and from related parties	**1,584**	(2,149)
Cash received on unwind of interest rate swaps	**-**	1,601
	1,654	5,975
Cash flows from (used in) financing activities:		
Interest paid	**(36,999)**	(47,696)
Dividends paid to equity holders	**(86,782)**	(86,465)
Proceeds from exercised options	**8,419**	14,560
Financing and refinancing fees, expensed	**(270)**	(791)
Return of capital contribution from Alpha Trading Systems Limited Partnership	**1,500**	2,500
Proceeds from issuance of debentures, net of financing costs	**-**	996,180
Net movement of Commercial Paper, net of fees	**231,583**	-
Demand loans payable, net	**-**	(83,000)
Term loans payable, net	**31,500**	2,900
Net repayment of loans payable, net of financing costs	**(336,007)**	(1,146,584)
	(187,056)	(348,396)
Cash flows from (used in) investing activities:		
Interest received	**54,167**	59,025
Dividends received	**129,700**	113,929
Investment in 1877587 Ontario Limited	**-**	(5,022)
Investment in TMX Group Inc.	**(71,899)**	(72,000)
Investment in AgriClear Inc.	**(2)**	-
Marketable securities	**(34)**	-
Term loans receivable, net	**76,000**	249,558
	187,932	345,490
Increase in cash and cash equivalents	**2,530**	3,069
Cash and cash equivalents, beginning of period	**3,740**	671
Cash and cash equivalents, end of period	$ **6,270**	$ 3,740



BOX OPTIONS EXCHANGE

Exhibit D-3 – TMX Group Inc.

Non-Consolidated Financial Statements of

TMX GROUP INC.

Year ended December 31, 2014 and 2013

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2014	December 31, 2013
Assets		
Current assets:		
Cash	$ 49	$ 138
Other receivables	382	783
Due from Shorcan Brokers Limited	-	18
Due from TMX Exchange Services Limited	-	14
Due from TMX Group US Inc.	205	185
Due from Finexeo S.A.	247	100
Due from The Equicom Group Inc.	-	4
Due from TMX Group Limited	208	-
Due from TMX Australia Pty Ltd.	65	65
	1,156	1,307
Non-current assets:		
Investment in Bermuda Stock Exchange	762	762
Investment in FTSE TMX Global Debt Capital Markets Limited, at equity	52,516	51,837
Investment in The Equicom Group Inc.	23,821	23,821
Investment in Shorcan Brokers Limited	16,091	16,091
Investment in Natural Gas Exchange Inc.	47,090	45,192
Investment in TSX Inc.	689,627	689,627
Investment in Montreal Exchange Inc.	1,295,694	1,225,694
Investment in TMX Select Inc.	5,350	5,350
Investment in TMX Exchange Services Limited	1,600	1,600
Investment in Finexeo S.A.	15,572	15,572
Investment in TMX Australia Pty Ltd.	9,665	9,665
Investment in TMX Group US Inc.	16,172	506
Investment in TMX Equity Transfer Services Inc.	63,320	63,320
Investment in TMX Technology Solutions Inc.	5,100	5,100
Term loan receivable from TMX Group Limited	3,000	-
Term loans receivable from Finexeo S.A.	2,729	2,653
Deferred income tax assets	3,480	3,555
Total Assets	$ 2,252,745	$ 2,161,652
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 128	$ 158
Provisions	247	186
Due to TSX Inc.	391	1,560
Due to TMX Group Limited	-	110
Due to TMX Equity Transfer Services Inc.	4	4
Demand loan payable to The Equicom Group Inc.	200,000	200,000
Redeemable preferred shares	178,652	178,652
	379,422	380,670
Non-current liabilities:		
Term loan payable to TSX Inc.	15,835	-
Total Liabilities	395,257	380,670
Equity:		
Share capital	970,419	970,419
Contributed surplus	151,777	79,879
Retained earnings	735,292	730,684
Total Equity	1,857,488	1,780,982
Total Liabilities and Equity	$ 2,252,745	$ 2,161,652

TMX GROUP INC.

Non-Consolidated Statements of Income and Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Revenue:		
Other	**$ (4)**	$ 173
Total revenue	**(4)**	173
Expenses:		
General and administration	**137**	779
Shared services	**(151)**	62
Total operating expenses	**(14)**	841
Income (loss) from operations	**10**	(668)
Share of net income of equity accounted investees	**944**	537
Loss on dilution of investment in FTSE	**(265)**	-
Gain on sale of PC-Bond	**-**	7,055
Net loss on wind-up of NetThruPut Inc.	**-**	(60,146)
Finance income (costs):		
Finance income	**134,147**	127,504
Finance costs	**(453)**	(113)
Net finance income	**133,694**	127,391
Income before income taxes	**134,383**	74,169
Income tax expense	**75**	11,198
Net income and comprehensive income	**$ 134,308**	$ 62,971

TMX GROUP INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Common shares:		
Balance, beginning and end of period	**$ 970,419**	$ 970,419
Contributed surplus:		
Balance, beginning of period	**79,879**	7,879
Capital contribution	**71,898**	72,000
Balance, end of period	**151,777**	79,879
Retained earnings:		
Balance, beginning of period	**730,684**	776,642
Net income and comprehensive income	**134,308**	62,971
Dividends paid to equity holder	**(129,700)**	(108,929)
Balance, end of period	**735,292**	730,684
Total equity, end of period	**$ 1,857,488**	$ 1,780,982

TMX GROUP INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 134,383**	$ 74,169
Adjustments to determine net cash flows:		
Net finance income	**(133,694)**	(127,391)
Share of net income of equity accounted investees	**(944)**	(537)
Loss on dilution of investment in FTSE	**265**	-
Gain on sale of PC-Bond	**-**	(7,055)
Net loss on wind-up of NetThruPut Inc.	**-**	60,146
Realized gain on marketable securities	**-**	1
Other receivables	**401**	9
Amounts due to and from related parties	**(1,471)**	(213)
Trade and other payables	**(30)**	(605)
Provisions	**61**	-
	(1,029)	(1,476)
Cash flows from (used in) financing activities:		
Interest paid	**-**	(113)
Dividends paid to equity holder	**(129,700)**	(108,929)
Term loans payable, net	**15,306**	(122,500)
Proceeds from return of capital	**-**	3,996
Capital contribution from TMX Group Limited	**71,898**	72,000
	(42,496)	(155,546)
Cash flows from (used in) investing activities:		
Interest received	**-**	51
Dividends received	**134,000**	127,352
Investment in TMX Technology Solutions Inc.	**-**	(5,100)
Investment in Natural Gas Exchange Inc.	**(1,898)**	-
Investment in Montreal Exchange Inc.	**(70,000)**	(5,000)
Investment in TMX Select Inc.	**-**	(1,400)
Investment in TMX Group US Inc.	**(15,666)**	(308)
Investment in TMX Equity Transfer Services Inc.	**-**	(63,320)
Proceeds from sale of a subsidiary	**-**	104,055
Term loans receivable, net	**(3,000)**	(2,653)
	43,436	153,677
Decrease in cash	**(89)**	(3,345)
Cash, beginning of period	**138**	3,483
Cash, end of period	**$ 49**	$ 138


BOX®
OPTIONS EXCHANGE

Exhibit D-4 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Year ended December 31, 2014 and 2013

(in thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2014	December 31, 2013
Assets		
Current assets:		
Cash and cash equivalents	$ 6,537	$ 3,951
Marketable securities	2,797	3,667
Trade and other receivables	9,154	8,465
Prepaid expenses	1,019	731
Due from Shorcan Brokers Limited	-	1
Due from TMX Group Limited	121	-
Due from TSX Inc.	359	-
Due from TSX Venture Exchange Inc.	4	120
Due from Natural Gas Exchange Inc.	-	40
Due from TMX Australia Pty Ltd.	10	-
Due from TMX Singapore Pte. Ltd.	63	-
Due from subsidiaries	-	4,866
Current income tax assets	-	2,123
	20,064	23,964
Non-current assets:		
Premises and equipment	2,407	2,979
Intangible assets	773,193	776,615
Goodwill	304,052	304,052
Investments in subsidiaries	91,791	86,091
Investment in 1877587 Ontario Limited	192,000	192,000
Term loan receivable from TMX Group Limited	11,500	3,000
Deferred income tax assets	-	1,610
Total Assets	$ 1,395,007	$ 1,390,311
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 7,826	$ 7,244
Provisions	174	577
Due to TSX Inc.	-	1,111
Due to Finexeo S.A.	43	-
Due to TMX Technology Solutions Inc.	31	-
Due to TMX Exchange Services Limited	52	64
Due to TMX Group US Inc.	404	108
Due to TMX Group Limited	-	128
Due to subsidiaries	550	-
Current income tax liabilities	462	-
	9,542	9,232
Non-current liabilities:		
Provisions	1,172	1,079
Accrued employee benefits payable	1,661	1,500
Term loan payable to TMX Group Limited	112,000	185,000
Deferred income tax liabilities	203,159	205,604
Total Liabilities	327,534	402,415
Equity:		
Share capital	565,507	565,507
Contributed surplus	730,187	660,187
Deficit	(228,221)	(237,798)
Total Equity	1,067,473	987,896
Total Liabilities and Equity	$ 1,395,007	$ 1,390,311

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2014	2013
Revenue:		
Trading and related	$ **54,997**	$ 52,707
Information services	**16,483**	15,428
Technology services and other	**12,499**	15,041
Total revenue	**83,979**	83,176
Expenses:		
Compensation and benefits	**21,745**	23,019
Information and trading systems	**4,138**	4,961
General and administration	**7,867**	7,757
Shared services	**3,884**	1,903
Depreciation and amortization	**7,163**	8,102
Total operating expenses	**44,797**	45,742
Income from operations	**39,182**	37,434
Finance income (costs):		
Finance income	**3,890**	6,223
Finance costs	**(8,148)**	(9,993)
Net finance costs	**(4,258)**	(3,770)
Income before income taxes	**34,924**	33,664
Income tax expense	**8,701**	7,860
Net income	$ **26,223**	$ 25,804

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of dollars)
(unaudited)

	Year Ended December 31, 2014		Year Ended December 31, 2013	
	2014		**2013**	
Net income	**$**	**26,223**	$	25,804
Other comprehensive (loss) income:				
Items that will not be reclassified to the non-consolidated income statements:				
Actuarial (losses) gains on defined benefit pension and other post-retirement benefit plans, net of taxes		**(146)**		254
Total items that will not be reclassified to the non-consolidated income statements		**(146)**		254
Total comprehensive income	**$**	**26,077**	$	26,058

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2014	2013
Common shares:		
Balance, beginning and end of period	**$ 565,507**	$ 565,507
Contributed surplus:		
Balance, beginning of period	**660,187**	655,187
Capital contribution from shareholder	**70,000**	5,000
Balance, end of period	**730,187**	660,187
Deficit:		
Balance, beginning of period	**(237,798)**	(238,514)
Net income	**26,223**	25,804
Dividends on common shares	**(16,500)**	(25,342)
Actuarial (losses) gains on defined benefit pension and other post-retirement benefit plans, net of taxes	**(146)**	254
Balance, end of period	**(228,221)**	(237,798)
Total equity, end of period	**$ 1,067,473**	$ 987,896

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2014	Year Ended December 31, 2013
Cash flows from (used in) operating activities:		
Income before income taxes	$ **34,924**	$ 33,664
Adjustments to determine net cash flows:		
Depreciation and amortization	**7,163**	8,102
Net finance costs	**4,258**	3,770
Realized gain (loss) on marketable securities	**59**	(10)
Employee defined benefits expense	**21**	258
Trade and other receivables, and prepaid expenses	**(977)**	(1,004)
Amounts due to and from related parties	**4,139**	(3,897)
Trade and other payables	**582**	(772)
Provisions	**(404)**	279
Cash paid for employee defined benefits	**(60)**	(74)
Income taxes paid	**(6,897)**	(8,923)
	42,808	31,393
Cash flows from (used in) financing activities:		
Interest paid	**(8,148)**	(9,993)
Dividends paid on common shares	**(16,500)**	(25,342)
Capital contribution from a shareholder	**70,000**	5,000
Proceeds from redemption of preferred shares in 1877587 Ontario Limited	**-**	8,000
Term loan payable, net	**(73,000)**	(15,000)
	(27,648)	(37,335)
Cash flows from (used in) investing activities:		
Interest received	**143**	177
Dividends received	**3,706**	6,067
Additions to premises and equipment	**(351)**	(1,033)
Additions to intangible assets	**(2,724)**	(3,168)
Investment in Canadian Derivatives Clearing Corporation	**(5,700)**	(5,000)
Investment in Montreal Climate Exchange Inc.	**-**	(4)
Term loan receivable, net	**(8,500)**	1,000
Marketable securities	**852**	6,410
	(12,574)	4,449
Increase (decrease) in cash and cash equivalents	**2,586**	(1,493)
Cash and cash equivalents, beginning of period	**3,951**	5,444
Cash and cash equivalents, end of period	$ **6,537**	$ 3,951



BOX® OPTIONS EXCHANGE

Exhibit D-5 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2014 and 2013

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2014	December 31, 2013
Assets		
Current assets:		
Cash	**$ 255**	$ 56
Due from MX US 2, Inc.	**90**	90
Due from Montreal Exchange Inc.	**127**	-
Current income tax assets	**7**	195
	479	341
Non-current assets:		
Investment in MX US 2, Inc.	**48,692**	48,692
Deferred income tax assets	**5,337**	4,162
Total Assets	**$ 54,508**	$ 53,195
Liabilities and Equity		
Current liabilities:		
Due to TSX Inc.	**$ 2**	$ 3
Due to TMX Group US Inc.	**47**	47
Due to Montreal Exchange Inc.	**-**	14
Total Liabilities	**49**	64
Equity:		
Share capital	**2,508**	2,508
Contributed surplus	**126,118**	126,118
Deficit	**(74,167)**	(75,495)
Total Equity	**54,459**	53,131
Total Liabilities and Equity	**$ 54,508**	$ 53,195

MX US 1, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Revenue:		
Other	**$ 4**	$ 1
Total revenue	**4**	1
Expenses:		
General and administration	**32**	18
Total operating expenses	**32**	18
Loss from operations	**(28)**	(17)
Finance income	**3,600**	5,880
Income before income taxes	**3,572**	5,863
Income tax (recovery) expense	**(1,156)**	75
Net income and comprehensive income	**$ 4,728**	$ 5,788

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Common shares:		
Balance, beginning and end of period	**$ 2,508**	$ 2,508
Contributed surplus:		
Balance, beginning and end of period	**126,118**	126,118
Deficit:		
Balance, beginning of period	**(75,495)**	(75,683)
Net income and comprehensive income	**4,728**	5,788
Dividends on common shares	**(3,400)**	(5,600)
Balance, end of period	**(74,167)**	(75,495)
Total equity, end of period	**$ 54,459**	$ 53,131

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 3,572**	$ 5,863
Adjustments to determine net cash flows:		
Finance income	**(3,600)**	(5,880)
Amounts due to and from related parties	**(142)**	(60)
Income taxes refunded (paid)	**169**	(200)
	(1)	(277)
Cash flows used in financing activities:		
Dividends paid on common shares	**(3,400)**	(5,600)
	(3,400)	(5,600)
Cash flows from investing activities:		
Dividends received	**3,600**	5,880
	3,600	5,880
Increase in cash	**199**	3
Cash, beginning of period	**56**	53
Cash, end of period	**$ 255**	$ 56


BOX
OPTIONS EXCHANGE

Exhibit D-6 – MX US 2, Inc.

Non-Consolidated Financial Statements of

MX US 2, INC.

Year ended December 31, 2014 and 2013

(in thousands of US dollars)

(unaudited)

MX US 2, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2014	December 31, 2013
Assets		
Current assets:		
Cash	$ 621	$ 612
Current income tax assets	718	467
	1,339	1,079
Non-current assets:		
Investment in BOX Holdings Group LLC	37,610	37,610
Intangible assets	14,375	15,149
Total Assets	$ 53,324	$ 53,838
Liabilities and Equity		
Current liabilities:		
Due to Montreal Exchange Inc.	$ 3	$ 3
Due to MX US 1, Inc.	90	90
Due to TSX Inc.	3	1
Total Liabilities	96	94
Equity:		
Share capital	55,031	55,031
Contributed surplus	73,572	73,572
Deficit	(75,375)	(74,859)
Total Equity	53,228	53,744
Total Liabilities and Equity	$ 53,324	$ 53,838

MX US 2, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Expenses:		
Amortization	$ 774	$ 836
Total operating expenses	**774**	836
Loss from operations	**(774)**	(836)
Finance income	**3,479**	6,249
Income before income taxes	**2,705**	5,413
Income tax recovery	**(379)**	(223)
Net income and comprehensive income	**$ 3,084**	$ 5,636

MX US 2, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Common shares:		
Balance, beginning and end of period	**$ 2,498**	$ 2,498
Preferred shares:		
Balance, beginning and end of period	**52,533**	52,533
Share capital, end of period	**55,031**	55,031
Contributed surplus:		
Balance, beginning and end of period	**73,572**	73,572
Deficit:		
Balance, beginning of period	**(74,859)**	(74,615)
Net income and comprehensive income	**3,084**	5,636
Dividends on common shares	**(3,600)**	(5,880)
Balance, end of period	**(75,375)**	(74,859)
Total equity, end of period	**$ 53,228**	$ 53,744

MX US 2, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2014	2013
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 2,705**	$ 5,413
Adjustments to determine net cash flows:		
Amortization	**774**	836
Finance income	**(3,479)**	(6,249)
Amounts due to and from related parties	**2**	93
Income taxes refunded (paid)	**128**	(244)
	130	(151)
Cash flows used in financing activities:		
Dividends paid on common shares	**(3,600)**	(5,880)
	(3,600)	(5,880)
Cash flows from investing activities:		
Dividends received	**3,479**	6,249
	3,479	6,249
Increase in cash	**9**	218
Cash, beginning of period	**612**	394
Cash, end of period	**$ 621**	$ 612



BOX®
OPTIONS EXCHANGE

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2014 audited financial statements of BOX Options Exchange LLC are submitted as Exhibit I.



BOX®
OPTIONS EXCHANGE

Exhibit I – BOX Options Exchange LLC Financial Statements

Financial Statements of

BOX OPTIONS EXCHANGE LLC

Year ended December 31, 2014



KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of BOX Options Exchange LLC

We have audited the accompanying balance sheet of BOX Options Exchange LLC (the "Company") as at December 31, 2014, and the related statements of income and expense, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Options Exchange LLC as at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP*

February 3, 2015

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

BOX OPTIONS EXCHANGE LLC

Financial Statements

Year ended December 31, 2014

Financial Statements

BOX OPTIONS EXCHANGE LLC

Balance Sheet

December 31, 2014, with comparative information for 2013
(In thousands of dollars)

	2014	2013
Assets		
Current assets:		
Cash	$ 288	$ 930
Accounts receivable	5,234	4,242
Other current assets	81	191
	5,603	5,363
Computer equipment and software (note 3):		
Computer equipment and software	3,306	2,252
Accumulated amortization and depreciation	(791)	(285)
	2,515	1,967
	$ 8,118	$ 7,330
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses (note 7)	$ 5,052	$ 5,798
Note payable to BOX Market LLC, bearing interest at a rate of 3% and maturing in December 2015	1,000	1,000
	6,052	6,798
Deferred revenue (note 7)	1,219	1,500
	7,271	8,298
Members' equity:		
Members' contributions - 100,000 economic units	–	–
Members' contributions - 100,000 voting units	–	–
Accumulated earnings (deficit)	847	(968)
	847	(968)
	$ 8,118	$ 7,330

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Statement of Income and Expense

Year ended December 31, 2014, with comparative information for 2013
(In thousands of dollars)

		2014		2013
Revenue:				
Option regulatory fees	$	10,204	$	9,333
Fines and disgorgements		1,825		–
Facility services revenue (note 7)		(340)		(175)
		11,689		9,158
Expenses:				
Professional services:				
Financial and administrative		794		988
Consulting (note 7)		3,212		3,253
Technical and operational (note 7)		1,224		1,437
Other		960		337
Amortization and depreciation		506		181
Employee costs		2,749		2,682
Rent of facilities		101		93
Office-related		34		16
Communications and data processing		157		87
Other		137		84
		9,874		9,158
Net income	$	1,815	$	–

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Statement of Members' Equity

Year ended December 31, 2014, with comparative information for 2013
(In thousands of dollars)

	Economic Units - members' contributions	Voting Units - members' contributions	Accumulated (deficit) earnings	Total members' equity
Balance, December 31, 2012	$ –	$ –	$ (968)	$ (968)
Net income	–	–	–	–
Balance, December 31, 2013	–	–	(968)	(968)
Net income	–	–	1,815	1,815
Balance, December 31, 2014	$ –	$ –	$ 847	$ 847

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Statement of Cash Flows

Year ended December 31, 2014, with comparative information for 2013
(In thousands of dollars)

	2014	2013
Cash flows from operating activities:		
Net income	$ 1,815	$ –
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation	506	181
(Increase) decrease in accounts receivable	(992)	1,393
Decrease (increase) in other current assets	110	(16)
Decrease in accounts payable and accrued expenses	(320)	(2,871)
(Decrease) increase in deferred revenue	(281)	1,500
	838	187
Cash flows used in investing activities:		
Purchase of computer equipment and software	(1,480)	(946)
Net (decrease) in cash and cash equivalents	(642)	(759)
Cash, beginning of year	930	1,689
Cash, end of year	$ 288	$ 930

Supplemental cash flow information:

The Company acquired $45 (2013 - $471) of computer equipment and software, which were unpaid as at December 31, 2014.

See accompanying notes to financial statements.

1. Nature of operations:

BOX Options Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization which is responsible for the operation and oversight of its facility, BOX Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of Bourse de Montréal inc. ("Bourse"), Interactive Brokers Group LLC ("IAB"), Credit Suisse, LabMorgan Corporation, Citigroup Financial Products Inc., UBS (USA) Inc., Morgan Stanley and Citadel Derivatives Group, LLC. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating the BOX Market.

2. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

(c) Accounts receivable, net:

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees. Transaction fees and OPRA revenue are collected by the Company on behalf of BOX Market, the primary obligor to these revenue transactions, and are presented net of an equal amount distributable to BOX Market in the statement of income and expense.

2. Significant accounting policies (continued):

(c) Accounts receivable, net (continued):

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

(d) Computer hardware, equipment, software and leasehold improvements:

Assets consist of computer hardware, equipment and software.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight-line	3 years
Trading-related software	Straight-line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method.

Computer hardware, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

(In thousands of dollars)

2. Significant accounting policies (continued):

(e) Revenue recognition:

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its facility service agreement.

ORF revenue is based on the number of customer contracts executed by participant firms and is recognized as earned. Facility services revenue represents the excess of regulatory expenses incurred by the Company over ORF revenue and is charged to BOX Market. Previously earned facility services revenue can be returned to BOX Market in periods where ORF revenue exceeds regulatory expenses, resulting in negative facility services revenue.

Fines and disgorgements are recognized as earned.

3. Computer equipment and software:

Computer equipment and software as at December 31, 2014 and 2013 consisted of:

		2014		2013
Computer equipment	$	1,540	$	875
Computer software		1,720		1,377
Leasehold improvement		46		-
Accumulated amortization and depreciation		(791)		(285)
	$	2,515	$	1,967

For the years ended December 31, 2014 and 2013, the Company capitalized software development, hardware and leasehold improvement costs of $1,054 ($976 acquired from Bourse) and $1,339 ($542 acquired from Bourse), respectively.

Amortization expense related to computer software costs amounted to $306 (2013 - $124) for the year ended December 31, 2014.

4. Income taxes:

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

(In thousands of dollars)

5. Commitments and contracts:

Contracts:

The Company has entered into several agreements with Bourse and BOX Market to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services, which include:

- A Technical and Operational Services Agreement with Bourse to provide the Company with certain software and computer hardware equipment, and maintain and support certain data transmissions and other services;
- A Regulatory Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions;
- An Administrative Services Agreement with BOX Market which will provide the Company certain support services such as accounting/finance, legal, human resources, communications and administrative support.

6. Members' equity:

As at December 31, 2014, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights.

7. Related party transactions:

In accordance with the terms of the Technical and Operational Services Agreement referred to in Note 5, the Company recognized professional fees to related parties of $1,224 and $1,437 in 2014 and 2013 under Technical and operational professional services. Amounts owed to Bourse as at December 31, 2014 and 2013 of $128 and $158 are reflected in accounts payable and accrued expenses on the balance sheet.

In accordance with the terms of the Regulatory Services Agreement and the Administrative Services Agreement with BOX Market, the Company recognized facility services revenue of ($340) and $(175) in 2014 and 2013. As of May 13, 2012, all transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as at December 31, 2014 and 2013 of $3,131 and $3,777 are included in accounts payable and accrued expenses on the balance sheet.

7. Related party transactions (continued):

In 2013, the Company charged BOX Market facility services revenue of $1,500 for the purchase of computer equipment required for regulatory purposes. This amount has been recorded as deferred revenue as at December 31, 2014 and is being recognized into income over a three-year period as the related computer equipment is amortized. As at December 31, 2014, the Company had taken delivery of all equipment, having a cost of $1,371.

Transactions related to these services are settled in the normal course of business. The terms of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

8. Comparative information:

Certain comparative information for 2013 has been reclassified to conform with the financial statement presentation adopted in 2014.


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2, Inc.

1. MX US 2, Inc.
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.

IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.



CSFB Next Fund Inc.

1. CSFB Next Fund Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

LabMorgan Corp.

1. LabMorgan Corp.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citigroup Financial Products Inc.

1. Citigroup Financial Products
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citadel Securities Principal Investments LLC

1. Citadel Securities Principal Investments LLC
2. LLC Member
3. January 29, 2015
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M.



BOX®
OPTIONS EXCHANGE

Exhibit M – BOX Options Participants

BOX Options Exchange Form 1
Exhibit M - List of Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	1700 Pacfic Avenue, Dallas, TX 75201	312-444-8700	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
ATM EXECUTION LLC	05/07/12	599 Lexington Avenue, Equities Division - 21st Floor, New York, NY 10022	646-562-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC	05/07/12	11 E. Wall Street, Mt. Pleasant, SC 29464	843-789-2080	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BMO CAPITAL MARKETS CORP.	05/09/12	3 Times Square, New York, NY 10036	212-605-1646	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP.	05/07/12	787 Seventh Avenue, New York, NY 10019	212.841.2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
CITIGROUP DERIVATIVES MARKETS INC.	05/07/12	130 Chester Lane, Minnetonka, MN 55305	952-475-5525	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
COMPASS PROFESSIONAL SERVICES, LLC	05/07/12	111 W. Jackson Blvd., Suite 2000, Chicago, IL 60604	312 692-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CONVERGEX EXECUTION SOLUTIONS LLC	12/01/14	1633 Broadway, 48th Floor, New York, NY 10019	212-468-7500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
COR CLEARING	05/07/12	9300 Underwood Avenue, Suite 400, Omaha, NE 68114	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
COWEN AND COMPANY	05/07/12	599 Lexington Avenue, Equities Division - 21st Floor, New York, NY 10022	646-562-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DART EXECUTIONS, LLC	05/07/12	350 North Orleans, 2N, Chicago, IL 60654	312-244-5400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DASH FINANCIAL LLC	05/07/12	910 W. Van Buren St.,4th Floor, Chicago, IL 60607	847-550-1760	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DEUTSCHE BANK SECURITIES INC.	05/07/12	60 Wall Street, New York, NY 10005	212-250-2500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO.	05/07/12	200 Wall Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HARDCASTLE TRADING USA L.L.C.	05/07/12	755 Secaucus Road, Suite F1110, Secaucus, NJ 07094	201-305-8888	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HRT FINANCIAL LLC	05/07/12	32 Old Slip, 30th Floor, New York, NY 10005	212-293-1444	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS, LLC	01/01/14	233 S. Wacker Drive, Chicago, IL 60606	312-244-3300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INSTINET, LLC	05/07/12	1095 Avenue of the Americas, New York, NY 10036	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ITG DERIVATIVES LLC.	05/07/12	601 S. LaSalle, Suite 601, Chicago, IL 60605	312-334-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN CLEARING CORPORATION	09/04/12	Three Chase Metrotech Center, Brooklyn, NY 11245	347-643-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES LLC.	05/07/12	383 Madison Avenue, New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX	Order Flow Provider	See Previous Column
KCG AMERICAS LLC	05/07/12	545 Washington Blvd., Jersey City, NJ 07310	201 222-9400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LEK SECURITIES CORPORATION	05/07/12	1 Liberty Plaza, New York, NY 10006	212-509-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LIME BROKERAGE LLC	05/07/12	625 Broadway, 12th Floor, New York, NY 10013	212-824-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	05/07/12	One Bryant Park, 6th Floor, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	05/07/12	One Bryant Park, 6th Floor, New York, NY 10036	800-637-7455	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	200 Seaport Blvd., Boston, MA 02110	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC.	05/07/12	2 World Financial Center, Building B, New York, NY 10281	212-667-9000	Rule 2040(a) restricts participation on BOX	Order Flow Provider	See Previous Column
OPTIVER US, LLC	05/07/12	130 E. Randolph, #1300, Chicago, IL 60601	312-821-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-362-2401	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PICTET OVERSEAS INC.	05/07/12	1000 de la Gauchetiere West, Suite 3100, Montreal, QC H3B4W5	514-288-8161	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
QUANTLAB SECURITIES LP	05/07/12	4200 Montrose Blvd. #200, Houston, TX 77006	713-333-3700	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SANFORD C. BERNSTEIN & CO., LLC	05/07/12	1345 Avenue of the Americas, New York, NY 10105	212-350-8400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	245 Park Avenue, New York, NY 10167	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SOUTHWEST SECURITIES, INC.	05/07/12	1201 Elm Street, Suite 3500, Dallas, TX 75270	214-859-1800	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SPOT TRADING LLC	05/07/12	440 S. LaSalle Street, Suite 2800, Chicago, IL 60605	312-362-4550	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SUSQUEHANNA SECURITIES	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
TIMBER HILL LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5800	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column
TRADESTATION SECURITIES, INC.	05/07/12	8050 SW 10th Street, Plantation, FL 33324	954-652-7900	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS FINANCIAL SERVICES INC.	05/09/12	1000 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
UBS SECURITIES LLC	05/07/12	677 Washington Blvd., Stamford, CT 06901	203-719-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VIRTU FINANCIAL BD LLC	05/07/12	645 Madison Avenue, 16th Floor, New York, NY 10022	212-418-0100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT LIQUIDITY TRADING LLC	05/07/12	7 World Trade Center, Suite 3301, New York, NY 10007	646-484-3000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	14601 27th Avenue N., Suite 102, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd., Los Angeles, CA 90017	212-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	301 S. College Street, Charlotte, NC 28202	415-645-0800	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of June 3, 2015, BOX Options Exchange LLC lists a total of 1,558 classes. Please see Exhibit N for the complete list.



Exhibit N – Listed Classes

UnderlyingSymbol	Description
A	AGILENT TECHNOLOGIES, INC
AA	ALCOA INC.
AAL	AMERICAN AIRLINES GROUP
AAP	ADVANCE AUTO PARTS INC
AAPL	APPLE COMPUTER INC.
AAPL	APPLE COMPUTER INC MINI OPTION
AAV	ADVANTAGE OIL & GAS COMPANY
ABAX	ABAXIS INC
ABB	ABB LTD
ABBV	ABBVIE INC
ABC	AMERISOURCEBERGEN CORPORATION
ABT	ABBOTT LABORATORIES, INC.
ABX	BARRICK GOLD CORP.
ACAD	ACADIA PHARMACEUTICALS INC
ACAS	AMERICAN CAPITAL, LTD.
ACE	ACE LTD
ACH	ALUMINUM CROP CHINA
ACHN	ACHILLION PHARMACEUTICALS
ACI	ARCH COAL INC
ACM	AECOM
ACN	ACCENTURE PLC
ACOR	ACORDA THERAPEUTICS INC
ACT	ACTAVIS INC
ACXM	ACXIOM CORP
ADBE	ADOBE SYSTEMS INC.
ADI	ANALOG DEVICES INC
ADM	ARCHER DANIELS MIDLAND CO
ADP	AUTOMATIC DATA PROCESSING INC
ADS	ALLIANCE DATA SYS CORP
ADSK	AUTODESK INC
ADT	ADT CORPORATION
ADTN	ADTRAN INC
AEE	AMEREN CORPORATION
AEGR	AEGERION PHARMACEUTICALS INC
AEM	AGNICO EAGLE MINES LTD
AEO	AMERICAN EAGLE OUTFITTERS NEW
AEP	AMERICAN ELECTRIC POWER INC
AER	AERCAP HOLDINGS N.V.
AES	AES CORPORATION
AET	AETNA, INC.
AFFX	AFFYMETRIX INC
AFL	AFLAC INCORPORATED
AFSI	AMTRUST FINANCIAL SERVICES, INC.
AG	FIRST MAJESTIC SILVER CORP
AGCO	AGCO CORP
AGNC	AMERICAN CAPITAL AGENCY CORP

AGO	ASSURED GUARANTY LTD
AGQ	PROSHARES ULTRA SILVER
AGU	AGRIUM INC
AIG	AMERICAN INTERNATIONAL GROUP, INC
AINV	APOLLO INVESTMENT COR
AIR	AAR CORP
AIXG	AIXTRON SE
AIZ	ASSURANT INC
AKAM	AKAMAI TECHNOLOGIES INC
AKG	ASANKO GOLD INC
AKS	AK STEEL HOLDING CORP
ALB	ALBEMARLE CORP
ALGN	ALIGN TECHNOLGY INC
ALK	ALASKA AIR GROUP INC
ALKS	ALKERMES INC
ALL	ALLSTATE CORPORATION
ALLY	ALLY FINANCIAL INC
ALNY	ALNYLAM PHARMACEUTICALS
ALR	ALERE, INC.
ALSK	ALASKA COMM SYSTEMS GROUP
ALTR	ALTERA CORP
ALU	ALCATEL-LUCENT
ALXA	ALEXZA PHARMACEUTICALS INC
ALXN	ALEXION PHARMACEUTICALS
AMAG	AMAG PHARMACEUTICALS
AMAT	APPLIED MATERIALS, INC.
AMBA	AMBARELLA INC
AMBC	AMBAC FINANCIAL GROUP INC
AMCC	APPLIED MICRO CIRCUITS CORP
AMD	ADVANCED MICRO DEVICES INC.
AMED	AMEDISYS INC
AMG	AFFILIATED MANAGERS GRP INC
AMGN	AMGEN, INC.
AMJ	JP MORGAN ALERIAN MLP
AMKR	AMKOR TECHNOLOGY INC
AMLP	ALPS ALERIAN MLP ETF
AMP	AMERIPRISE FINANCIAL INC
AMRN	AMARIN CORP PLC
AMSC	AMERICAN SUPERCONDUCTOR CP
AMT	AMERICAN TOWER CORPORATION
AMTD	TD AMERITRADE HLDG CORPORATION
AMX	AMERICA MOVIL S A B
AMZN	AMAZON.COM INC
AN	AUTONATION, INC
ANAD	ANADIGICS INC
ANDE	ANDERSONS INC
ANF	ABERCROMBIE & FITCH CO

ANGI	ANGIE'S LIST INC
ANN	ANN, INC.
ANR	ALPHA NATURAL RESOURCE INC
ANTM	ANTHEM, INC.
AOL	AOL INC
AON	AON PLC
APA	APACHE CORPORATION
APC	ANADARKO PETROLEUM CORPORATION
APD	AIR PRODS CHEMS INC
APH	AMPHENOL CORP
APOL	APOLLO GROUP INC
ARAY	ACCURAY INC
ARCB	ARCBEST CORPORATION
ARCC	ARES CAPITAL GROUP
ARCO	ARCOS DORADOS HOLDINGS
ARCP	AMERICAN REALTY CAPITAL PROPERTIES, INC.
ARG	AIRGAS INC
ARIA	ARIAD PHARMACEUTICALS
ARLP	ALLIANCE RES PARTNERS L.P.
ARMH	ARM HOLDINGS PLC
ARMK	ARAMARK
ARNA	ARENA PHARMACEUTICALS INC
ARO	AEROPOSTALE INC
ARR	ARMOUR RESIDENTIAL REIT INC
ARRS	ARRIS GROUP IINC
ARWR	ARROWHEAD RESEARCH CORP.
ASH	ASHLAND INC NEW
ASML	ASML HOLDINGS NV
ASNA	ASCENA RETAIL GROUP INC
ASTI	ASCENT SOLAR TECHS
ATHN	ATHENAHEALTH INC
ATHX	ATHERSYS, INC.
ATI	ALLEGHENY TECHNOLOGIES INC
ATML	ATMEL CORPORATION
ATVI	ACTIVISION BLIZZARD, INC.
ATW	ATWOOD OCEANICS INC
AU	ANGLOGOLD ASHANTI LIMITED
AUO	AU OPTRONICS CORPORATION
AUQ	AURICO GOLD INC
AUY	YAMANA GOLD INC
AVAV	AEROVIRONMENT INC
AVB	AVALONBAY COMMUNITIES INC
AVEO	AVEO PHARMACEUTICALS INC
AVG	AVG TECHNOLOGIES N.V.
AVGO	AVAGO TECHNOLOGIES LIMITED
AVP	AVON PRODUCTS INC
AVT	AVNET INC

AVY	AVERY DENNISON CORP
AWAY	HOMEAWAY, INC.
AWK	AMERICAN WATER WORKS
AXL	AMERICAN AXLE MFG HLDGS INC
AXLL	AXIALL CORPORATION
AXP	AMERICAN EXPRESS COMPANY
AYR	AIRCASTLE LIMITED
AZN	ASTRAZENECA PLC ADS
AZO	AUTOZONE INC.
BA	BOEING COMPANY
BABA	ALIBABA GROUP HOLDING LTD
BAC	BANK OF AMERICA CORP.
BAM	BROOKFIELD ASSET MANAGEMENT INC
BAX	BAXTER INTERNATIONAL INC.
BBBY	BED BATH & BEYOND INC
BBD	BANCO BRADESCO
BBEP	BREITBURN ENERGY PARTNERS
BBOX	BLACK BOX CORPORATION
BBRY	BLACKBERRY
BBT	BB&T CORPORATION
BBVA	BANCO BILBAO VIZCAYA ARGENTARIA
BBW	BUILD-A-BEAR WORKSHOP INC
BBY	BEST BUY CO. INC.
BC	BRUNSWICK CORP
BCE	BCE INC
BCO	BRINKS COMPANY THE
BCOR	BLUCORA, INC.
BCR	BARD C R INC
BCRX	BIOCRYST PHARMACEUTICALS INC
BCS	BARCLAYS PLC
BDSI	BIODELIVERY SCIENCES INTERNATIONAL, INC.
BDX	BECTON DICKINSON CO
BEAV	B/E AEROSPACE INC
BEBE	BEBE STORES INC
BECN	BEACON ROOFING SUPPLY INC
BEN	FRANKLIN RESOURCES INC
BG	BUNGE LTD
BGC	GENERAL CABLE CORP
BHI	BAKER HUGHES INC
BHP	BHP BILLITON LTD
BID	SOTHEBYS
BIDU	BAIDU, INC. ADR
BIG	BIG LOTS INC OHIO
BIIB	BIOGEN IDEC INC
BIOD	BIODEL INC.
BITA	BITAUTO HOLDINGS LIMITED
BK	BANK OF NEW YORK MELLON CO THE

BKD	BROOKDALE SENIOR LIVING, INC.
BKE	BUCKLE INC
BKS	BARNES NOBLE INC
BLDP	BALLARD POWER SYSTEMS INC
BLK	BLACKROCK INC
BLL	BALL CORP
BLOX	INFOBLOX, INC.
BMO	BANK OF MONTREAL
BMRN	BIOMARIN PHARMACEUTICALS
BMY	BRISTOL-MYERS SQUIBB COMPANY
BOIL	PROSHARES ULT NATGAS NEW
BONT	BON TON STORES INC
BOOM	DYNAMIC MATERIALS CORP
BOX	BOX, INC.
BP	BP P.L.C.
BPI	BRIDGEPOINT EDUCATION INC.
BPOP	POPULAR INC
BPT	BP PRUDHOE BAY ROYALTY
BRCD	BROCADE COMM., SYSTEMS, INC.
BRCM	BROADCOM CORP.
BRKB	BERKSHIRE HATHAWAY CLASS B
BSFT	BROAD SOFT INC
BSX	BOSTON SCIENTIFIC CORP
BTU	PEABODY ENERGY CORP
BUD	ANHEUSER-BUSCH INBEV SA
BURL	BURLINGTON STORES INC
BWA	BORG WARNER INC
BWLD	BUFFALO WILD WINGS
BWP	BOARDWALK PIPELINE PRTNRS
BX	BLACKSTONE GROUP
BYD	BOYD GAMING INC
BZH	BEAZER HOMES USA INC
C	CITIGROUP INC
CA	CA INCORPORATED
CAB	CABELAS INC
CACI	CACI INTL INC
CAG	CONAGRA FOODS INC
CAH	CARDINAL HEALTH INC
CAKE	CHEESECAKE FACTORY INC
CALL	MAGICJACK VOCAL TEC LTD
CALM	CAL MAINE FOODS INC
CAM	CAMERON INTNL CORP
CAR	AVIS BUDGET GROUP, INC.
CAT	CATERPILLAR, INC.
CAVM	CAVIUM NETWORKS
CB	CHUBB CORPORATION
CBG	CBRE GROUP, INC. CLASS A

CBI	CHICAGO BRIDGE & IRON CO
CBK	CHRISTOPHER BANKS CORP
CBOE	CBOE HOLDINGS INC
CBRL	CBRL GROUP INC
CBS	CBS CORPORATION
CCE	COCA COLA ENTRPS INC
CCI	CROWN CASTLE INTL CORP
CCJ	CAMECO CORPORATION
CCK	CROWN HOLDINGS, INC.
CCL	CARNIVAL CORPORATION
CCMP	CABOT MICROELECTRONICS CORP
CCOI	COGENT COMMUNICATIONS GRP
CDE	COEUR D ALENE MINES CORP IDA
CDNS	CADENCE DESIGNS SYS
CE	CELANESE CORP
CEB	CORPORATE EXECUTIVE BOARD
CECO	CAREER EDUCATION CORPORATION
CELG	CELGENE CORPORATION
CENX	CENTURY ALUMINUM CO
CEO	CNOOC LIMITED
CEQP	CRESTWOOD EQUITY PARTNERS LP
CERN	CERNER CORP
CF	CF INDUSTRIES
CFG	CITIZENS FINANCIAL GROUP, INC.
CHK	CHESAPEAKE ENERGY CORPORATION
CHKP	CHECK POINT SOFTWARE TECH, ADR
CHL	CHINA MOBILE LTD
CHRW	CH ROBINSON WRLDWDE INC
CHS	CHICO'S FAS INC
CHTR	CHARTER COMMUNICATIONS, INC.
CHU	CHINA UNICOM LTD
CI	CIGNA CORPORATION
CIE	COBALT INTL ENERGY INC
CIEN	CIENA CORPORATION
CIM	CHIMERA INVESTMENT CORP
CISG	CNINSURE INC.
CIT	CIT GROUP INC
CJES	C&J ENERGY SERVICES INC
CL	COLGATE-PALMOLIVE COMPANY
CLB	CORE LABORATORIES N V
CLDN	CELLADON CORPORATION
CLDX	CELLDEX THERAPEUTICS INC
CLF	CLEVELAND CLIFFS NATURAL RESOURCES
CLGX	CORELOGIC INC
CLH	CLEAN HARBOR INC
CLMT	CALUMET SPEC PROD PART L.P.
CLNE	CLEAN ENERGY FUELS CORP

CLR	CONTINENTAL RESOURCES INC
CLS	CELESTICA INC
CLSN	CELSION CORPORATION
CLX	CLOROX COMPANY
CMA	COMERICA INC
CMC	COMMERCIAL METALS CO
CMCM	CHEETAH MOBILE, INC.
CMCSA	COMCAST CORPORATION CLASS A
CMCSK	COMCAST CORP. CL A
CME	CME GROUP INC
CMG	CHIPOTLE MEXICAN GRILL INC
CMI	CUMMINS INC
CMP	COMPASS MINERALS INTL
CMPR	VISTAPRINT NV
CMS	CMS ENERGY CORP
CMTL	COMTECH TELECOMM CO
CNC	CENTENE CORPORATION
CNI	CANADIAN NATL RAILWAY CO
CNK	CINEMARK HOLDINGS INC
CNO	CNO FINANCIAL GROUP INC
CNP	CENTERPOINT ENERGY INC HLDG CO
CNQ	CANADIAN NAT RES LTD
CNW	CON-WAY INC.
CNX	CONSOL ENERGY INC
COF	CAPITAL ONE FINANCIAL CORP
COG	CABOT OIL GAS CORP
COH	COACH INC
COL	ROCKWELL COLLINS INC
CONN	CONNS INC
COO	COOPER COS INC
COP	CONOCOPHILLIPS
CORN	TEUCRIUM CORN FUND
CORT	CORCEPT THERAPEUTICS INC
COST	COSTCO WHOLESALE CORP.
CP	CANADIAN PAC RAILWAY LTD NEW
CPB	CAMPBELL SOUP CO
CPHD	CEPHEID
CPN	CALPINE GROUP
CPRT	COPART INC
CQP	CHENIERE ENERGY PARTNERS, LP
CRC	CALIFORNIA RESOURCES CORPORATION
CREE	CREE INCORPORATED
CRI	CARTER'S INC
CRM	SALESFORCE COM INC
CRME	CARDIOME PHARMACEUTICALS
CRNT	CERAGON NETWORKS LTD
CROX	CROCS INCORPORATED

CRR	CARBO CERAMICS INC
CRS	CARPENTER TECH CORP
CRUS	CIRRUS LOGIC INC
CRZO	CARRIZO OIL AND GAS
CS	CREDIT SUISSE GROUP
CSC	COMPUTER SCIENCES CORPORATION
CSCO	CISCO SYSTEMS, INC.
CSH	CASH AMERICA INTL INC
CSIQ	CANADIAN SOLAR INC
CSX	CSX CORP
CTAS	CINTAS CORP
CTB	COOPER TIRE RUBBER CO
CTIC	CELL THERAPEUTICS INC
CTL	CENTURYTEL INC
CTRP	CTRIP COM
CTRX	CATAMARAN CORP
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION
CTXS	CITRIX SYSTEMS, INC.
CUTR	CUTERA INC
CVA	COVANTA HOLDING CORP
CVC	CABLEVISION SYSTEMS CORP
CVE	CENOVUS ENERGY INC
CVI	CVR ENERGY INC
CVRR	CVR REFINING LP
CVS	CVS CAREMARK CORPORATION
CVX	CHEVRON CORPORATION
CX	CEMEX S A B DE C V
CXO	CONCHO RESOURCES INC
CY	CYPRESS SEMICONDUCTOR CORPORATION
CYBR	CYBERARK SOFTWARE, LTD.
CYBX	CYBERONICS INC
CYD	CHINA YUCHAI INTL LTD
CYH	COMMUNITY HEALTH SYS
CYOU	CHANGYOU COM
CYTX	CYTORI THERAPEUTICS INC
CZR	CAESARS ENTERTAINMENT CORPORATION
CZZ	COSAN LTD
D	DOMINION RES INC (VA) NEW
DAKT	DAKTRONICS
DAL	DELTA AIR LINES INC
DAN	DANA HOLDING CORPORATION
DANG	E-COMMERCE CHINA DANGDANG INC
DAR	DARLING INTERNATIONAL, INC.
DATA	TABLEAU SOFTWARE INC
DB	DEUTSCHE BK A G
DBA	POWERSHARE DB AGRICULTURE FUND
DBC	POWERSHARES DB COMM IND FUND

DBD	DIEBOLD INC
DBO	POWESHARES DB OIL FUND
DCTH	DELCATH SYSTEMS INC
DD	DU PONT EL DE NEMOURS
DDD	3-D SYSTEMS CORP
DDM	PROSHARES ULTRA DOW 30
DDR	DDR CORPORATION
DDS	DILLARDS INC
DE	DEERE & CO
DECK	DECKERS OUTDOOR CORP
DEO	DIAGEO PLC NEW
DF	DEAN FOODS CO NEW
DFS	DISCOVER FINANCIAL SERVICES
DG	DOLLAR GENERAL CORP NEW
DGX	QUEST DIAGNOSTICS INC
DHI	D.R. HORTON INC
DHR	DANAHER CORPORATION
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE ETF TRUST
DIG	PROSHARES ULTRA OIL & GAS
DIN	DINE EQUITY INC
DIOD	DIODES INC
DIS	WALT DISNEY COMPANY (THE)
DISCA	DISCOVERY COMM INC
DISH	DISH NETWORK CORP.
DKS	DICKS SPORTING GOODS INC
DLR	DIGITAL REALTY TRUST, INC.
DLTR	DOLLAR TREE, INC.
DMND	DIAMOND FOODS, INC.
DNKN	DUNKIN BRANDS GROUP
DNN	DENISON MINES CORP
DNR	DENBURY RES INC HLDG CO
DO	DIAMOND OFFSHORE DRILLING
DOV	DOVER CORP
DOW	DOW CHEMICALS CO
DOX	AMDOCS LTD
DPS	DR PEPPER SNAPPLE GROUP
DPZ	DOMINO'S PIZZA INC
DRI	DARDEN RESTAURANTS INC
DRQ	DRIL QUIP INC
DRYS	DRYSHIPS INC
DSCO	DISCOVERY LABORATORIES INC
DST	DST SYSTEMS INC
DSX	DIANA SHIPPING INC
DTE	DTE ENERGY COMPANY
DTV	DIRECTV GROUP INC THE
DUG	PROSHARES ULTRASH OIL & GAS
DUK	DUKE ENERGY CORP

DUST	DIREXION DAILY GOLD MINERS BEAR 3X SHARE
DV	DEVRY INC
DVA	DAVITA HEALTH CARE PARTNERS
DVAX	DYNAVAX TECHNOLOGIES CORP
DVN	DEVON ENERGY CORPORATION
DVY	ISHARES DOW JONES SEL DIV IDX
DWA	DREAMWORKS ANIMATION SKG INC
DXD	PROSHARES ULTRASHORT DOW30
DXJ	WISDOM TREE JAPAN HEDGED EQUITY
DYAX	DYAX CORP.
EA	ELECTRONIC ARTS, INC.
EAT	BRINKER INTL INC
EBAY	EBAY, INC.
EBIX	EBIX INC
ECA	ENCANA CORPORATION
ECL	ECOLAB INC
ECYT	ENDOCYTE INC
ED	CONSOLIDATED EDISON INC
EDC	DIREX DLY EMRG MKT BULL 3X SHS
EDU	NEW ORIENTAL EDU
EDZ	DIREX DLY EMRG MRKT BEAR 3X SHS
EEM	ISHARES MSCI EMERGING MKTS
EEP	ENBRIDGE ENERGY PARTNERS L P
EEV	PROSHARES UL SH MSCI EMGMKT
EFA	ISHARES MSCI EAFE INDEX FUND
EGO	ELDORADO GOLD CORP
EIGI	ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.
EIX	EDISON INTERNATIONAL INC
EJ	E HOUSECHINA HLDG
EL	ESTEE LAUDER COMPANIES INC
ELNK	EARTHLINK INC
ELON	ECHELON CORPORATION
ELOS	SYNERON MEDICAL LTD
ELY	CALLAWAY GOLF CO (DEL)
EMC	EMC CORP
EMES	EMERGE ENERGY SERVICES LP
EMN	EASTMAN CHEMICAL COMPANY
EMR	EMERSON ELECTRIC CO
ENDP	ENDO PHARMACEUTICALS HLDGS
ENR	ENERGIZER HLDGS INC
ENZ	ENZO BIOCHEM INC
EOG	EOG RESOURCES INC
EPD	ENTERPRISE PDCTS PARTNRS L P
EPI	WISDOMTREE INDIA EARNINGS
EQC	EQUITY COMMONWEALTH
EQIX	EQUINIX INC
EQR	EQUITY RESIDENTIAL

EQT	EQT CORPORATION
ERF	ENERPLUS CORPORATION
ERIC	ERICSSON
ERX	DIREXION ENERGY BULL 3X
ERY	DIREX DLY ENERGY BEAR 3X
ESI	ITT EDUCATIONAL SVCS INC
ESRX	EXPRESS SCRIPTS INC
ESV	ENSCO PLC
ETE	ENERGY TRANS EQTY LP
ETFC	E*TRADE FINANCIAL CORPORATION
ETH	ETHAN ALLEN
ETN	EATON CORP
ETP	ENERGY TRANSFER PARTNERS L P
ETR	ENTERGY CORP
EUO	PROSHARES ULTRASHORT EURO
EVEP	EV ENERGY PARTNERS L.P.
EW	EDWARDS LIFESCIENCES CORP
EWA	ISHARES MSCI AUSTRALIA IND FD
EWC	ISHARES MSCI CANADA IND FD
EWG	ISHARES MSCI GERMANY IND FD
EWH	ISHARES MSCI HONG KONG
EWI	ISHARES MSCI ITALY IND FD
EWJ	ISHARES MSCI JAPAN IND FD
EWM	ISHARES MSCI MALAYSIA INDEX
EWT	ISHARES MSCI TAIWAN IND FD
EWW	ISHARES MEXICO INVESTABLE MARKETS INDEX FUND
EWY	ISHARES MSCI SOUTH KOREA IND F
EWZ	ISHARES MSCI BRAZIL
EXAS	EXACT SCIENCES CORPORATION
EXC	EXELON CORP
EXEL	EXELIXIS INC
EXK	ENDEAVOUR SILVER CORP
EXP	EAGLE MATERIALS INC
EXPD	EXPEDITORS INTL WASH INC
EXPE	EXPEDIA INC
EXPR	EXPRESS INC
EXXI	ENERGY XXI LIMITED
EZCH	EZCHIP SEMICONDUCTOR LTD
EZPW	EZCORP INC
F	FORD MOTOR COMPANY
FAS	DIREXION FINANCIAL BULL 3X
FAST	FASTENAL CO
FAZ	DIREXION FINANCIAL BEAR 3X
FB	FACEBOOK INC
FCAU	FIAT CHRYSLER AUTOMOBILES NSHS
FCEL	FUELCELL ENERGY INC DEL
FCN	FTI CONSULTING INC

FCS	FAIRCHILD SEMICONDUCTOR INTL
FCX	FREEPORT MCMORAN COP & GOLD INC
FDS	FACTSET RESEARCH SYSTEMS
FDX	FEDEX CORP
FE	FIRSTENERGY CORP
FEYE	FIREEYE, INC.
FFIV	F5 NETWORKS INC
FHN	FIRST HORIZON NATL CORP
FIG	FORTRESS INV GROUP
FINL	FINISH LINE
FIS	FIDELITY NATL INFROMATION SVC
FISV	FISERV INC
FITB	FIFTH THIRD BANCORP
FIVE	FIVE BELOW, INC.
FL	FOOT LOCKER INC
FLEX	FLEXTRONICS INTERNATIONAL
FLIR	FLIR SYSTEMS INC
FLML	FLAMEL TECHNOLOGIES SA
FLR	FLUOR CORP NEW
FLS	FLOWSERVE CORP
FMD	FIRST MARBLEHEAD CORP THE
FNF	FIDELITY NATIONAL FIN INC
FNSR	FINISAR CORPORATION
FORM	FORMFACTOR INC
FOSL	FOSSIL INC
FOX	TWENTY-FIRST CENTURY FOX, INC. CLASS B
FOXA	TWENTY-FIRST CENTURY FOX, INC. CLASS A
FRAN	FRANCESCAS HOLDINGS CORP
FRO	FRONTLINE LTD NEW
FSLR	FIRST SOLAR INC
FSYS	FUEL SYSTEMS SOL INC
FTEK	FUEL TECH
FTI	FMC TECHNOLOGIES INC
FTK	FLOTEK INDUSTRIES INC (DE)
FTNT	FORTINET INC
FTR	FRONTIER COMMUNICATIONS CORP.
FUEL	ROCKET FUEL INC
FXA	CURRENCY SH AUS DOL TR
FXB	CURRENCY SHARES BRITISH POUND STERLING TR
FXC	CURRENCY SH CAN DOL TR
FXE	CURRENCY SHARES EURO TR
FXEN	FX ENERGY INC
FXF	CURRENCY SH SWISS FR TR
FXI	ISHARES FTSE CHINA 25 INDEX FUND
FXP	PROSHARES ULTRA SHORT FTSE CHINA 25
FXY	CUR SH JAPANESE YEN TRUST
GALE	GALENA BIOPHARMA, INC.

GAZ	BARCLAYS IPATH DJ UBS NAT GAS
GBX	THE GREENBRIER COMPANIES, INC.
GCI	GANNETT INC
GD	GENERAL DYNAMICS
GDDY	GODADDY, INC.
GDP	GOODRICH PETROLEUM CORP
GDX	MARKET VECTORS GOLD MINERS
GDXJ	MARKET VECTORS JUNIOR GOLD MINERS
GE	GENERAL ELECTRIC CO
GERN	GERON CORPORATION
GES	GUESS INC
GFA	GAFISA S A
GFI	GOLD FIELDS LTD
GG	GOLDCORP INC
GGB	GERDAU S A
GGP	GENERAL GROWTH PROPERTIES, INC.
GIGM	GIGAMEDIA LTD
GILD	GILEAD SCIENCES, INC.
GIS	GENERAL MILLS INC
GLD	SPDR GOLD TRUST
GLL	PROSHARES ULTRASHORT GOLD
GLNG	GOLAR LNG, LTD.
GLUU	GLU MOBILE INC
GLW	CORNING INC
GM	GENERAL MOTORS COMPANY
GMCR	GREEN MOUNTAIN COFFEE
GME	GAMESTOP CORP
GNC	GNC HOLDINGS INC
GNTX	GENTEX CORP
GNW	GENWORTH FINANCIAL INC
GOGO	GOGO, INC.
GOL	GOL LINHAS AEREAS INTELIGENT
GOLD	RANDGOLD RESOURCES LTD
GOOG	GOOGLE, INC. CLASS C
GOOGL	GOOGLE INC.
GORO	GOLD RESOURCE CORP
GPI	GROUP I AUTOMOTIVE INC
GPL	GREAT PANTHER SILVER
GPN	GLOBAL PAYMENT INC
GPOR	GULFPORT ENERGY
GPRE	GREEN PLAINS INC
GPRO	GOPRO INC
GPS	GAP INC
GRA	W. R. GRACE & CO
GRMN	GARMIN LIMITED
GROW	US GLOBAL INVESTORS INC
GRPN	GROUPON, INC.

GRUB	GRUBHUB INC
GS	GOLDMAN SACHS GROUP, INC (THE)
GSK	GLAXOSMITHKLINE PLC
GSS	GOLDEN STAR RESOURCES LTD
GSVC	GSV CAPITAL CORP.
GT	GOODYEAR TIRE & RUBBER, INC.
GTI	GRAFTECH INTERNATIONAL LTD
GTXI	GTX INC
GTY	GETTY REALTY CORP HLDG CO
GURE	GULF RESOURCES, INC.
GVA	GRANITE CONSTRUCTION INC
GWW	GRAINGER W W INC
HA	HAWAIIAN HOLDINGS INC
HAL	HALLIBURTON CO
HALO	HALOZYNE THERAPEUTICS, INC.
HAR	HARMAN INTL INDS INC
HAS	HASBRO INC
HBAN	HUNTINGTON BANCSHARES INC
HBI	HANESBRANDS INC
HCA	HCA HOLDINGS INC
HCBK	HUDSON CITY BANCORP INC
HCN	HEALTH CARE REIT INC
HCP	HCP INC
HD	HOME DEPOT INC
HERO	HERCULES OFFSHORE
HES	HESS CORPORATION
HFC	HOLLY CORP
HGG	HHGREGG, INC.
HIG	HARTFORD FINL SVCS GRP INC
HIMX	HIMAX TECHNOLOGIES, INC.
HK	HALCON RESOURCES CORP
HL	HECLA MINING COMPANY
HLF	HERBALIFE LTD
HLIT	HARMONIC INC
HLS	HEALTHSOUTH CORP
HLT	HILTON WORLDWIDE HOLDINGS, INC.
HLX	HELIX ENERGY SOLUTIONS GROUP
HMIN	HOME INNS & HOTELS MGMT INC
HMY	HARMONY GOLD MNG CO LTD
HNP	HUANENG PWR INTL INC
HNR	HARVEST NATURAL RES INC
HNSN	HANSEN MEDICAL INC
HNT	HEALTH NET INC
HOG	HARLEY DAVIDSON, INC.
HOLX	HOLOGIC INC
HON	HONEYWELL INTL INC.
HOS	HORNBECK OFFSHORE SVCS INC

HOT	STARWOOD HOTELS & RESORTS WORLDWIDE
HOV	HOVNANIAN ENTERPRISES INC
HP	HELMERICH PAYNE INC
HPQ	HEWLETT-PACKARD COMPANY
HQCL	HANWHA Q CELLS CO., LTD.
HRB	H&R BLOCK INC.
HRS	HARRIS CORP
HSBC	HSBC HOLDINGS PLC
HSP	HOSPIRA INC
HST	HOST HOTEL RESORTS INC
HSY	THE HERSHEY COMPANY
HTS	HATTERAS FINANCIAL CORP
HTZ	HERTZ GLOBAL HOLDINGS
HUM	HUMANA INC
HUN	HUNTSMAN CORP
HW	HEADWATERS INC
HXL	HEXCEL CORP
HYG	ISHARES IBOXX $HI YLD CP BND
HZNP	HORIZON PHARMA INC
IACI	IAC/INTERACTIVECORP.
IAG	IAMGOLD CORPORATION
IAI	ISHARES DJ BROKER INDEX
IAU	ISHARES GOLD TRUST
IBB	ISHARES NASDAQ BIOTECHNOLOGY INDEX FUND
IBKR	INTERACTIVE BROKERS INC
IBM	INTL BUSINESS MACHINE CORP
IBN	ICICI BANK LTD
ICE	INTERCONTINENTALEXCHANGE
IDCC	INTERDIGITAL INC
IDTI	INTEGRATED DEVICE TECH INC
IEF	ISHARES BARCLAYS 7 10 YEAR TR BOND FUND
IEZ	ISHARES DJ US OIL EQUPMNT
IFF	INTERNATIONAL FLVRS & FRAG
IIIN	INSTEEL INDUSTRIES INC
IJR	ISHARES S&P SMCAP 600 IDX FD
ILF	ISHARES S&P LATIN AMER 40
ILMN	ILLUMINA INC
IMAX	IMAX CORP
IMMR	IMMERSION CORP
IMMU	IMMUNOMEDICS INC
INCY	INCYTE CORP
INFA	INFORMATICA CORP
INFI	INFINITY PHARMACEUTICALS INC
INFN	INFINERA CORPORATION
INFY	INFOSYS LTD
ING	ING GROEP N V
INGR	INGREDION INIC

INSM	INSMED, INC.
INT	WORLD FUEL SERVICES CORP
INTC	INTEL CORP
INTU	INTUIT, INC.
INVN	INVENSENSE INC
IO	ION GEOPHYSICAL CORP
IOC	INTEROIL CORP CDIS
IP	INTL PAPER, CO.
IPG	INTERPUBLIC GROUP OF COS INC
IPI	INTREPID POTASH
IQNT	NEUTRAL TANDEM INC
IR	INGERSOLL-RAND PLC IRELAND
IRBT	IROBOT CORPORATION
IRDM	IRIDIUM COMMUNICATIONS INC
IRM	IRON MOUNTAIN INC DE
ISIL	INTERSIL CORPORATION
ISIS	ISIS PHARMACEUTICAL
ISLE	ISLE OF CAPRI CASINOS INC
ISRG	INTUITIVE SURGICAL INC
ITB	ISHARES DJ US HOME CONSTRUC
ITG	INVESTMENT TECH GROUP INC
ITRI	ITRON INC
ITT	ITT CORP
ITUB	ITAU UNIBANCO HOLDINGS S.A.
ITW	ILLINOIS TOOL WKS INC
IVR	INVESCO MORTGAGE CAPITAL INC
IVV	ISHARES S P 500 INDEX FUND
IVZ	INVESCO LTD
IWF	ISHARES RUSSELL 1000 GROWTH
IWM	ISHARES RUSSELL 2000 INDEX FUND
IWN	ISHARES RUSSELL 2000 VAL INDX
IWO	ISHARES RUSSELL 2000 GROWTH INDEX
IWV	ISHARES RUSSELL 3000 INDX FD
IYF	ISHARES DOW JONES US FIN SEC
IYM	ISHARES DJ US BASIC MATL SEC
IYR	ISHARES DJ US REAL ESTATE
IYT	ISHARES DOW JONES TRANS AVG
JACK	JACK IN THE BOX
JAH	JARDEN CORPORATION
JASO	JA SOLAR HOLDINGS CO
JAZZ	JAZZ PHARMACEUTICALS, INC
JBHT	HUNT J B TRANS SVC INC
JBL	JABIL CIRCUIT, INC.
JBLU	JETBLUE AIRWAYS CORPORATION
JCI	JOHNSON CTRLS INC
JCOM	J2 GLOBAL COMMUNICATIONS INC
JCP	J C PENNY

JD	JD.COM, INC.
JDSU	JDS UNIPHASE CORPORATION
JEC	JACOBS ENGR GRP INC
JIVE	JIVE SOFTWARE, INC.
JKS	JINKOSOLAR HOLDING CO LTD
JNJ	JOHNSON & JOHNSON
JNK	SPDR BARCLAYS HIGH YIELD BD FD
JNPR	JUNIPER NETWORKS INC.
JNS	JANUS CAPITAL GROUP INC
JNUG	DIREXION DAILY JR GLD MNRS BULL 3X ETF
JOE	ST JOE COMPANY
JOY	JOY GLOBAL INC
JPM	J.P. MORGAN CHASE & CO
JWN	NORDSTROM INC
K	KELLOGG CO
KALU	KAISER ALUMINUM CORP
KATE	KATE SPADE AND COMPANY
KBE	SPDR KBW BANK
KBH	KB HOME
KBR	KBR INC
KERX	KERYX BIOPHARMACEUTICALS
KEY	KEYCORP
KGC	KINROSS GOLD CORPORATION
KIM	KIMCO REALTY CORP
KING	KING DIGITAL ENTERTAINMENT
KKD	KRISPY KREME DOUGHNUTS INC.
KKR	KKR COMPANY L P DEL
KLAC	KLA TENCOR CORP
KLIC	KULICKE & SOFFA INDS INC
KMB	KIMBERLY CLARK CORPORATION
KMI	KINDER MORGAN
KMX	CARMAX INC
KND	KINDRED HEALTHCARE INC
KNDI	KANDI TECHNOLOGIES GROUP, INC.
KO	COCA-COLA CO
KOL	MKT VECTORS COAL ETF
KORS	MICHAEL KORS HOLDINGS LTD
KR	KROGER COMPANY
KRE	SPDR KBW REGIONAL BANKING
KRFT	KRAFT FOODS GROUP IINC
KSS	KOHL'S CORP
KSU	KANSAS CITY SOUTHERN
L	LOEWS CORPORATION
LAMR	LAMAR ADVERTISING COMPANY
LAZ	LAZARD LTD
LB	LIMITED BRANDS INC
LBTYA	LIBERTY GLOBAL INC

LC	LENDINGCLUB CORPORATION
LDOS	LEIDOS HOLDINGS, INC
LEG	LEGGETT & PLATT INC
LEN	LENNAR CORP
LF	LEAPFROG ENTERPRISES INC
LFC	CHINA LIFE INSURANCE CO LTD
LGF	LIONS GATE ENTMNT CORP
LH	LAB CORP OF AMERICA NEW
LINE	LINN ENERGY LLC
LL	LUMBER LIQUIDATORS HOLDINGS, INC.
LLL	L-3 COMMUNICATIONS HOLDING, INC.
LLNW	LIMELIGHT NETWORKS, INC.
LLTC	LINEAR TECHNOLOGY CORP
LLY	ELI LILLY & CO
LM	LEGG MASON INC
LMT	LOCKHEED MARTIN CORP
LNC	LINCOLN NATL CORP IND
LNCO	LINN CO., LLC
LNG	CHENIERE ENERGY INC
LNKD	LINKEDIN CORP
LO	LORILLARD, INC.
LOCK	LIFELOCK, INC.
LOCO	EL POLLO LOCO HOLDINGS, INC.
LOGI	LOGITECH INTERNATIONAL SA
LOW	LOWES COMPANIES INC
LPNT	LIFEPOINT HOSPITALS INC
LPX	LOUISIANA PAC CORP
LQD	ISHARES IBOXX INVTOP INVESTGRADE CORP
LRCX	LAM RESEARCH CORPORATION
LSTR	LANDSTAR SYS INC
LTM	LIFE TIME FITNESS
LUK	LEUCADIA NATIONAL CORP
LULU	LULULEMON ATHLETICA INC
LUV	SOUTHWEST AIRLINES CO
LVLT	LEVEL 3 COMMUNICATIONS, INC.
LVS	LAS VEGAS SANDS CORP
LXK	LEXMARK INTL INC
LYB	LYONDELLBASELL INDUSTRIES NV
LYV	LIVE NATION ENTERTAINMENT INC
M	MACYS INC
MA	MASTERCARD INC
MAC	MACERICH CO
MACK	MERRIMACK PHARMACEUTICALS INC
MAN	MANPOWER INC WIS
MANU	MANCHESTER UNITED PLC
MAR	MARRIOTT INTL INC
MAS	MASCO CORP

MAT	MATTEL INC
MATX	MATSON, INC.
MBI	MBIA INCORPORATED
MBLY	MOBILEYE N V
MBT	MOBILE TELESYSTEMS OJSC
MCD	MCDONALDS CORP
MCHP	MICROCHIP TECHNOLOGY INC.
MCK	MCKESSON CORPORATION
MCO	MOODY'S CORPORATION
MCP	MOLYCORP INC DEL
MCRI	MONARCH CASINO RESORT
MDC	MDC HLDGS INC
MDCO	MEDICINES COMPANY THE
MDLZ	MONDELEZ INTERNATIONAL INC
MDR	MCDERMOTT INTL INC
MDRX	ALLSCRIPTS HEALTHCARE INC
MDT	MEDTRONIC INC
MDVN	MEDIVATION INC
MDY	S P MIDCAP 400 DEP RCPT
MEA	METALICO INC
MED	MEDIFAST INC
MELI	MERCADOLIBRE INC
MEMP	MEMORIAL PRODUCTION PARTNERS LP
MENT	MENTOR INTERNATIONAL HOLDINGS
MET	METLIFE INC
MFA	MFA FINANCIAL INCORPORATED
MFC	MANULIFE FINANCIAL CORP
MFLX	MULTI-FINELINE ELECTRONIX
MGA	MAGNA INTL INC
MGM	MGM RESORTS INTERNATIONAL
MHFI	MCGRAW HILL FINANCIAL INC
MHK	MOHAWK INDS INC
MHR	MAGNUM HUNTER RES CORP
MIC	MACQUARIE INFRASTRUCTURE COMPANY LLC
MIFI	NOVATEL WIRELESS INC NEW
MILL	MILLER ENERGY RESOURCES INC
MJN	MEAD JOHNSON NUTRITION CO
MLM	MARTIN MARIETTA MATL INC
MLNX	MELLANOX TECHS
MM	MILLENIAL MEDIA INC
MMC	MARSH & MCLENNAN COS INC
MMM	3M CO.
MMP	MAGELLAN MIDSTREAM PARTNERS LP
MNKD	MANNKIND CORPORATION
MNST	MONSTER BEVERAGE CORPORATION
MNTA	MOMENTA PHARMACEUTICALS
MO	ALTRIA GROUP

MOBI	SKYMOBI LIMITED
MON	MONSANTO CO NEW
MOO	MARKET VECTORS-AGRIBUSINESS
MOS	MOSAIC COMPANY THE
MPC	MARATHON PETROLEUM CORP
MPEL	MELCO PBL ENTERTAINMENT
MR	MINDRAY MED
MRK	MERCK & CO
MRO	MARATHON OIL CORPORATION
MRVL	MARVELL TECHNOLOGY GROUP LTD
MS	MORGAN STANLEY
MSCC	MICROSEMI CORP
MSFT	MICROSOFT CORP
MSI	MOTOROLA SOLUTIONS, INC.
MSO	MARTHA STEWART LIVING OMNIMEDIA INC
MT	ARCELOR MITTAL
MTB	M & T BANK CORP
MTG	MGIC INVESTMENT CORPORATION
MTH	MERITAGE HOMES CORPORATION
MTL	MECHEL OAO
MTOR	MERITOR, INC.
MTRN	MATERION CORPORATION
MTRX	MATRIX SVC CO
MTU	MITSUBISHI UFJ FINANCIAL GRP INC
MTW	MANITOWOC COMPANY INC
MU	MICRON TECHNOLOGY INC.
MUR	MURPHY OIL CORP
MUX	MCEWEN MINING INC
MW	MEN'S WEARHOUSE (THE)
MWA	MUELLER WATER PRODUCTS
MWE	MARKWEST ENERGY PTNRS LP
MWV	MEADWESTVACO CORP
MWW	MONSTER WORLDWIDE INC
MXIM	MAXIM INTEGRATED PRODS
MYGN	MYRIAD GENETICS INC
MYL	MYLAN INC
NAK	NORTHERN DYNASTY MNLS LTD
NAT	NORDIC AMERN TANKER SHIPPING
NAV	NAVISTAR INTL CORP
NAVB	NAVIDEA BIOPHARMACEUTICALS, INC.
NBG	NATIONAL BANK OF GREECE S A
NBIX	NEUROCRINE BIOSCIENCES INC
NBL	NOBLE ENERGY INC
NBR	NABORS INDS., LTD.
NCI	NAVIGANT CONSULTING INC.
NCR	NCR CORP
NCT	NEWCASTLE INVT CORP

NCTY	THE9 LIMITED
NDAQ	NASDAQ OMX GROUP, INC
NE	NOBLE DRILLING CORPORATION
NEE	NEXTERA ENERGY, INC.
NEM	NEWMONT MINING CO
NEPT	NEPTUNE TECHNOLOGIES & BIORESOURCES INC
NES	NUVERRA ENVIRONMENTAL SOLUTIONS INC
NEU	NEWMARKET CORP
NFG	NATIONAL FUEL GAS CO NJ
NFLX	NETFLIX INC
NFX	NEWFIELD EXPLORATION CO
NG	NOVAGOLD RESOURCES INC NEW
NGD	NEW GOLD INC
NI	NISOURCE INC HLDG CO
NILE	BLUE NILE INC
NKE	NIKE INC
NKTR	NEKTAR THERAPEUTICS
NLNK	NEWLINK GENETICS CORPORATION
NLY	ANNALY CAPITAL MANAGEMENT
NM	NAVIOS MARITIME HLDGS
NOC	NORTHROP GRUMMAN CORP
NOG	NORTHERN OIL GAS INC
NOK	NOKIA CORPORATION
NOV	NATIONAL OILWELL VARCO INC
NQ	NQ MOBILE, INC.
NRF	NORTHSTAR REALTY FINANCE CORP.
NRG	NRG ENERGY INC
NS	NUSTAR ENERGY LP
NSC	NORFOLK SOUTHERN CORP
NSH	NUSTAR GP HOLDINGS LLC
NSM	NATIONSTAR MORTGAGE HOLDINGS INC
NSP	INSPERITY, INC.
NSR	NEUSTAR INC
NTAP	NETAPP, INC.
NTES	NETEASE, INC.
NTGR	NETGEAR INC
NTI	NORTHERN TIER ENERGY LP
NTRI	NUTRISYSTEM INC
NTRS	NORTHERN TRUST CORP
NUAN	NUANCE COMMUNICATIONS INC
NUE	NUCOR CORPORATION
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHARE
NUS	NU SKIN ENTERPRISES INC
NVAX	NOVAVAX, INC.
NVDA	NVIDIA CORPORATION
NVS	NOVARTIS AG
NWBO	NORTHWEST BIOTHERAPEUTICS, INC.

NWL	NEWELL RUBBERMAID INC
NXPI	NXP SEMICONDUCTOR N.V
NYCB	NEW YORK COMMNTY BANCORP INC
NYT	NEW YORK TIMES CO
O	REALTY INCOME CORPORATION
OA	ORBITAL ATK, INC.
OAS	OASIS PETROLEUM INC NEW
OC	OWENS CORNING
OCLR	OCLARO INC
OCN	OCWEN FINANCIAL CP
OCR	OMNICARE INC
ODP	OFFICE DEPOT INC
OI	OWENS ILLINOIS INC
OIH	MARKET VECTORS OIL SERVICES ETF
OII	OCEANEERING INTL INC
OIL	IPATH ETN LNK CRUDE OIL TR
OIS	OIL ST INTL INC
OKE	ONEOK INC NEW
OLED	UNIVERSAL DISPLAY CORP
OLN	OLIN CORP
OMC	OMNICOM GROUP, INC.
OMG	OM GROUP INC
ON	ON SEMICONDUCTOR CORP
ONTY	ONCOTHYREON INC
OPK	OPKO HEALTH INC
ORCL	ORACLE CORP
OREX	OREXIGEN THERAPEUTICS
ORLY	O'REILLY AUTOMOTIVE INC
OSIR	OSIRIS THERAPEUTICS INC
OSK	OSHKOSH CORP
OSTK	OVERSTOCK.COM
OTEX	OPEN TEXT CORP
OUT	OUTFRONT MEDIA, INC.
OUTR	OUTERWALL INC.
OVTI	OMNIVISION TECHNOLOGIES INC
OWW	ORBITZ WORLDWIDE, INC.
OXM	OXFORD INDS INC
OXY	OCCIDENTAL PETEROLEUM CORPORATION
P	PANDORA MEDIA INC
PAA	PLAINS ALL AMERN PIPELINE LP
PAAS	PAN AMERICAN SILVER CORPORATION
PANW	PALO ALTO NETWORKS INC
PAY	VERIFONE SYSTEMS INC
PAYX	PAYCHEX INC
PBCT	PEOPLE'S UNITED FINL INC
PBI	PITNEY BOWES INC
PBR	PETROLEO BRASILEIRO SA PETRO

PBW	POWERSHARES WILDERHILL CLEAN
PBY	PEP BOYS MANNY MOE JACK
PCAR	PACCAR INC
PCG	PG & E CORPORATION
PCL	PLUM CREEK TIMBER CO INC REIT
PCLN	PRICELINE.COM INC
PCP	PRECISION CASTPARTS CORP
PDCO	PATTERSON COMPANIES INC
PDLI	PDL BIOPHARMA, INC.
PDS	PRECISION DRILLING CORP
PEG	PUBLIC SVC ENTRPS GROUP INC
PEIX	PACIFIC ETHANOL, INC.
PENN	PENN NATIONAL GAMING
PEP	PEPSICO, INC.
PFE	PFIZER, INC.
PFF	ISHARES S&P U.S. PFD STOCK
PFG	PRINCIPAL FINL GROUP
PG	PROCTER & GAMBLE CO.
PGH	PENGROWTH ENERGY CORPORATION
PGJ	POWERSHARES GOLDEN DRAGON
PGNX	PROGENICS PHARMACEUTICAL INC
PGR	PROGRESSIVE CORP OH
PH	PARKER HANNIFIN CORP
PHG	KONINKLIJKE PHILIPS ELECTRNCS
PHH	PHH CORPORATION
PHM	PULTEGROUP INC
PHO	POWERSHARES WATER RES PTF
PII	POLARIS INDUSTRIES INC
PIR	PIER 1 IMPORTS, INC.
PJC	PIPER JAFFRAY COMPANIES
PKD	PARKER DRILLING CO
PKX	POSCO
PLAB	PHOTRONICS INC
PLCE	CHILDREN'S PLACE RETL STRS INC
PLCM	POLYCOM INC
PLL	PALL CORP
PLT	PLANTRONICS INC
PLUG	PLUG POWER, INC.
PLX	PROTALIX BIOTHERAPEUTICS INC
PLXS	PLEXUS CORP
PM	PHILIP MORRIS
PMCS	PMC-SIERRA INC
PNC	PNC FINANCIAL SERVICES GROUP INC
PNK	PINNACLE ENTERTAINMENT INC
PNR	PENTAIR INC
PNRA	PANERA BREAD COMPANY CL A
POOL	POOL CORPORATION

POT	POTASH CORP SASK INC
POZN	POZEN INCORPORATION
PPC	PILGRIMS PRIDE CORP NEW
PPG	PPG INDS INC
PPHM	PEREGRINE PHARMA NEW
PPL	PPL CORPORATION
PPO	POLYPORE INTL INC
PQ	PETROQUEST ENERGY INC
PRAA	PORTFOLIO RECOVERY ASSOC
PRGO	PERRIGO CO
PRKR	PARKERVISION
PRU	PRUDENTIAL FINANCIAL, INC.
PSA	PUBLIC STORAGE (MD)
PSEC	PROSPECT CAPITAL CORPORATION
PSUN	PACIFIC SUNWEAR OF CA
PSX	PHILLIPS 66
PTEN	PATTERSON-UTI ENERGY INC
PTIE	PAIN THERAPEUTICS INC
PTR	PETROCHINA COMPANY LTD
PVA	PENN VIRGINIA CORPORATION
PVH	PHILLIPS VAN HEUSEN CORP
PWE	PENN WEST PETROLEUM LTD.
PWR	QUANTA SERVICES INC
PWRD	PERFECT WORLD
PX	PRAXAIR INC
PXD	PIONEER NATURAL RESOURCES
PXLW	PIXELWORKS, INC.
PZZA	PAPA JOHN'S INTL INC
QCOM	QUALCOMM INC
QEP	QEP RESOURCES, INC.
QGEN	QIAGEN NV
QID	PROSHARES ULTRASHORT QQQ
QIHU	QIHOO 360 TECHNOLOGY CO. LTD
QLD	PROSHARES TRUST ULTRA QQQ
QLGC	QLOGIC CORPORATION
QLIK	QLIK TECHNOLOGIES INC
QQQ	POWERSHARES QQQ TRUST SERIES 1
QSII	QUALITY SYS INC
QSR	RESTAURANT BRANDS INTERNATIONAL, INC.
QTWW	QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.
QUNR	QUNAR CAYMAN ISLANDS LIMITED
QVCA	LIBERTY MEDIA HLDG CORP INT
R	RYDER SYS INC
RAD	RITE AID CORP
RAI	REYNOLDS AMERICAN INC
RAIL	FREIGHTCAR AMERICA INC
RAS	RAIT FINANCIAL TRUST

RAX	RACKSPACE HOSTING, INC.
RBA	RITCHIE BROS AUCTIONEERS INC
RBCN	RUBICON TECHNOLOGY, INC
RBY	RUBICON MINERALS CORP
RCII	RENT A CENTER
RCL	ROYAL CARIBBEAN CRUISES LTD
RDC	ROWAN COMPANIES INC
RDN	RADIAN GROUP
RDSA	ROYAL DUTCH SHELL PLC
RDWR	RADWARE LIMITED
RE	EVEREST RE GROUP LTD BERMUDA
RECN	RESOURCES COMMUNICATION, INC.
REDF	REDIFF COM INDIA LTD
REE	RARE ELEMENT RESOURCES LTD
REGN	REGENERON PHARM
RENN	RENREN INC
RF	REGIONS FINANCIAL CORP NEW
RGC	REGAL ENTERTAINMENT GROUP
RGLD	ROYAL GOLD INC
RGR	STURM, RUGER & CO., INC.
RH	RESTORATION HARDWARE HOLDINGS, INC.
RHI	ROBERT HALF INTL INC
RHT	RED HAT INC
RICE	RICE ENERGY, INC.
RIG	TRANSOCEAN LTD
RIGL	RIGEL PHARMACEUTICALS
RIO	RIO TINTO PLC
RJET	REPUBLIC AIRWAYS HOLDINGS
RJF	RAYMOND JAMES FIN INC
RKUS	RUCKUS WIRELESS, INC.
RL	RALPH LAUREN CORPORATION
RLGY	REALOGY HOLDINGS CORP
RMBS	RAMBUS INC
RMD	RESMED INC
RMTI	ROCKWELL MEDICAL INC
RNF	RENTECH NITROGEN PARTNERS
RNR	RENAISSANCERE HOLDINGS LTD
RNWK	REALNETWORKS INC
ROK	ROCKWELL AUTOMATION INC
ROSE	ROSETTA RESOURCES INC.
ROST	ROSS STORES INC
ROVI	ROVI CORPORATION
RPRX	REPROS THERAPEUTICS INC
RPTP	RAPTOR PHARMACEUTICALS CORP.
RRC	RANGE RESOURCES CORP
RRD	DONNELLEY R R SONS CO
RRGB	RED ROBIN GOURMET BURGERS

RS	RELIANCE STL ALUMINUM CO
RSX	MARKET VECTORS RUSSIA
RTI	RTI INTL METALS INC
RTN	RAYTHEON CO
RUSL	DIREXION DAILY RUSSIA BULL 3X ETF
RWT	REDWOOD TRUST INC
RY	ROYAL BANK OF CANADA
RYL	THE RYLAND GROUP INC
S	SPRINT NEXTEL CORP
SA	SEABRIDGE GOLD
SAFM	SANDERSON FARMS INC
SALE	RETAILMENOT, INC.
SAN	BANCO SANTANDER S. A.
SAND	SANDSTORM GOLD LTD
SANM	SANMINA-SCI CORP
SAP	SAP AG
SAVE	SPIRIT AIRLINES, INC.
SBAC	SBA COMMUNICATIONS CORP
SBGI	SINCLAIR BROADCAST GROUP, INC.
SBUX	STARBUCKS CORP
SC	SANTANDER CONSUMER USA HOLDINGS, INC.
SCCO	SOUTHERN COPPER CORP
SCHN	SCHNITZER STEEL INDUSTRIES
SCHW	CHARLES SCHWAB CORP
SCO	PROSH ULTRASHT DJ-UBS CRUDE
SCSS	SELECT COMFORT CORP.
SCTY	SOLARCITY CORP
SD	SANDRIDGE ENERGY
SDRL	SEADRILL LTD
SDS	PROSHARES ULTRASHORT S&P 500
SE	SPECTRA ENERGY CORP
SEAS	SEAWORLD ENTERTAINMENT, INC.
SEE	SEALED AIR CORP
SEED	ORIGIN AGRITECH LIMITED
SFL	SHIP FINANCE INTL LTD
SFLY	SHUTTERFLY INC
SFM	SPROUTS FARMERS MARKET, INC.
SFUN	SOUFUN HOLDINGS LIMITED
SGEN	SEATTLE GENETICS INC
SGI	SILICON GRAPHICS INTL
SGMO	SANGAMO BIOSCIENCES INC
SGMS	SCIENTIFIC GAMES CORP
SGOL	ETFS GOLD TRUST
SGY	STONE ENERGY CORP
SH	PROSHARES SHORT S&P 500
SHLD	SEARS HOLDING
SHOO	STEVEN MADDEN LTD

SHW	SHERWIN WILLIAMS CO
SID	COMPANHIA SIDERURGICA
SIGM	SIGMA DESIGNS INC
SIL	GLOBAL X SILVER MINERS
SIMO	SILICON MOTION TECHNOLOGY CP
SINA	SINA CORP
SIRI	SIRIUS XM RADIO INC
SIVB	SVB FINANCIAL GROUP
SIVR	ETFS SILVER TRUST
SJM	SMUCKER JM CO
SKF	PRO SHARES ULTRA FINANCIALS
SKUL	SKULLCANDY INC
SKX	SKECHERS U S A INC
SLAB	SILICON LABORATORIES INC
SLB	SCHLUMBERGER, LTD.
SLCA	U.S. SILICA HOLDINGS INC
SLG	SL GREEN REALTY CORP
SLM	SLM CORPORATION
SLV	ISHARE SILVER TRUST
SLW	SILVER WHEATON CORP
SMG	SCOTTS MIRACLE-GRO COMPANY
SMH	MARKET VECTORS SEMICONDUCTOR ETF
SMTC	SEMTECH CORP
SN	SANCHEZ ENERGY CORPORATOIN
SNCR	SYNCHRONOSS TECH INC.
SNDK	SANDISK CORP
SNE	SONY CORPORATION
SNP	CHINA PETROLEUM CHEM CORP
SNPS	SYNOPSYS INC
SNSS	SUNESIS PHARMACEUTICALS INC
SNTA	SYNTA PHARMACEUTICALS
SNV	SYNOVUS FIN CORP
SNY	SANOFI
SO	SOUTHERN COMPANY
SODA	SODASTREAM INTERNATIONAL LTD
SOHU	SOHU.COM, INC.
SOL	RENESOLA LTD
SONC	SONIC CORP
SONS	SONUS NETWORKS INC
SPF	STANDARD PACIFIC CORPORATION
SPG	SIMON PROPERTY GROUP INC NEW
SPH	SUBURBAN PROPANE PARTNERS LP
SPLK	SPLUNK INC
SPLS	STAPLES INC
SPN	SUPERIOR ENERGY SVCS INC
SPPI	SPECTRUM PHARM INC
SPR	SPIRIT AEROSYS HOLD

SPW	SPX CORPORATION
SPWR	SUNPOWER CORPORATION
SPXL	DIREXION LARGE CAP BULL 3X
SPXS	DIREX DLY LG CAP BEAR 3X
SPXU	PROSH ULTRAPRO SH S&P 500
SPY	SPDR S&P 500 ETF
SPY	SPDR S&P 500 ETF JUMBO OPTION
SQM	SOCIEDAD QUIMICA Y MINERA
SQNM	SEQUENOM INC
SQQQ	PROSHARES ULTRAPRO SHORT QQQ
SRCL	STERICYCLE INC
SRDX	SURMODICS INC
SRE	SEMPRA ENERGY
SRPT	SAREPTA THERAPEUTICS INC
SRS	PRO SHARES ULTRA SHORT REAL ESTATE
SSO	PROSHARES TRUST ULTRA S P500
SSRI	SILVER STANDARD RESOURCES IN
SSW	SEASPAN CORP
SSYS	STRATASYS LTD
STAR	ISTAR FINANCIAL INC
STI	SUNTRUST BANKS INC
STJ	ST JUDE MEDICAL INC
STLD	STEEL DYNAMICS INC
STO	STATOILHYDRO ASA
STR	QUESTAR CORP
STRZA	STARZ
STT	STATE STREET CORP
STV	CHINA DIGITAL TV HOLDING
STX	SEAGATE TECHNOLOGY INC
STZ	CONSTELLATION BRANDS INC
SU	SUNCOR ENERGY INC
SUNE	SUNEDISON INC
SUPN	SUPERNUS PHARMACEUTICALS INC
SVM	SILVERCORP METALS INC
SVU	SUPERVALU INC
SVXY	PROSH SHORT VIX SHORT-TERM FUTURES ETF
SWC	STILLWATER MINING COMPANY
SWHC	SMITH & WESSON HOLDING CORP
SWIR	SIERRA WIRELESS INC
SWK	STANLEY BLACK & DECKER, INC.
SWKS	SKYWORKS SOLUTIONS INC
SWN	SOUTHWESTERN ENERGY CO
SYK	STRYKER CORPORATION
SYMC	SYMANTEC CORP.
SYNA	SYNAPTICS INC
SYX	SYSTEMAX INC
SYY	SYSCO CORP

SZYM	SOLAZYME INC
T	AT&T, INC.
TAL	TAL INTERNATIONAL GROUP, INC.
TAP	MOLSON COORS BREWING CO
TASR	TASER INTERNATIONAL INC
TBT	PROSH ULT SH LEH 20 PLUS TYS
TC	THOMPSON CREEK METALS CO INC
TCB	TCF FINANCIAL CORP
TCK	TECK RESOURCES LIMITED
TD	TORONTO DOMINION BANK
TDC	TERADATA CORP
TDW	TIDEWATER INC
TE	TECO ENERGY INC
TECD	TECH DATA CORP
TECL	DIREX DLY TECH BULL 3X SHARES
TEF	TELEFONICA S A
TEL	TE CONNECTIVITY LTD
TEN	TENNECO INC
TER	TERADYNE INC
TEVA	TEVA PHARMACEUTICAL INDUSTRIES
TEX	TEREX CORP NEW
TGB	TASEKO MINES LTD
TGT	TARGET CORPORATION
THC	TENET HEALTHCARE CORP
THLD	THRESHOLD PHARMA INC
THO	THOR INDUSTRIES INC
THOR	THORATEC CORPORATION
THRX	THERAVANCE INC
TIF	TIFFANY & COMPANY
TITN	TITAN MACHINERY INC
TIVO	TIVO INC
TJX	TJX COMPANIES INC NEW
TK	TEEKAY CORPORATION
TLT	ISHARES BARCLAYS 20+YR TREA BD
TM	TOYOTA MOTOR CORP
TMO	THERMO FISHER SCIENTIFIC INC
TMUS	T-MOBILE US, INC.
TMV	DIREX DAILY 20 PLUS YR TR BEAR 3X
TNA	DIREXION SMALL CAPP BULL 3X
TNP	TSAKOS ENERGY NAVIGATION LTD
TOL	TOLL BROTHERS INC
TOT	TOTAL S A
TPC	TUTOR PERINI CORP
TPH	TRI POINTE HOMES, INC.
TPX	TEMPUR-PEDIC INT'L INC
TQQQ	PROSHARES ULTRAPRO QQQ
TRGT	TARGACEPT INC

TRIP	TRIPADVISOR INC
TRMB	TRIMBLE NAV LTD LTD
TRN	TRINITY INDUSTRIES INC
TROW	T ROWE PRICE GROUP INC
TROX	TRONOX INC
TRQ	TURQUOISE HILL RESOURCES, LTD.
TRV	THE TRAVELERS COMPANIES
TRX	TANZANIAN ROYALTY EXPL CP
TS	TENARIS S A
TSCO	TRACTOR SUPPLY CO
TSEM	TOWER SEMICONDUCTOR, LTD.
TSL	TRINA SOLAR LIMITED
TSLA	TESLA MOTROS INC
TSM	TAIWAN SEMICONDUCTOR MFG CO
TSN	TYSON FOODS INC
TSO	TESORO CORPORATION
TSRA	TESSERA TECHNOLOGIES INC
TTEC	TELETECH HOLDINGS INC
TTM	TATA MOTORS LTD
TTWO	TAKE TWO INTERACTIVE SOFTWARE INC
TV	GRUPO TELEVISA
TWM	PROSHARES ULTRA SH 2000
TWO	TWO HARBORS INVESTMENT CORP
TWTR	TWITTER, INC.
TWX	TIME WARNER INC.
TX	TERNIUM SA
TXN	TEXAS INSTRUMENTS, INC.
TXT	TEXTRON INC
TYC	TYCO INTL LTD.
TZA	DIREX DLY SMALL CAP BEAR 3X
TZOO	TRAVELZOO INC
UA	UNDER ARMOUR INC
UAL	UAL CORPORATION NEW
UBNT	UBIQUITI NETWORKS INC
UCO	PROSHS ULTRA DJ-AIG CRUD OIL
UDN	PWR SH DB US $ IND BEAR FD
UEPS	NET 1 UEPS TECHNOLOGIES
UFS	DOMTAR INC
UGL	PRO SHARES ULTRA GOLD
UHS	UNIVERSAL HEALTH SVR INC
UIS	UNISYS CORP
UL	UNILEVER PLC NEW
ULTA	ULTA SALON, COSM&FRAG INC
UN	UNILEVER NV NEW
UNFI	UNITED NATURAL FOODS INC
UNG	UNITED STATES NAT GAS FUND
UNH	UNITEDHEALTH GROUP INC.

UNM	UNUM GROUP
UNP	UNION PACIFIC CORP
UNT	UNIT CORP
UNTD	UNITED ONLINE INC
UNXL	UNI-PIXEL INC
UPL	ULTRA PETROLEUM CORPORATION
UPRO	PROSHARES ULTRAPRO S&P 500
UPS	UNITED PARCEL SERVICES, INC.
URBN	URBAN OUTFITTERS INC
URE	PROSHARES ULTRA REAL ESTATE
URI	UNITED RENTALS INC
USB	U.S. BANCORP
USG	USG CORPORATION
USO	UNITED STATES OIL FUND
UTHR	UNITED THERAPEUTICS CORPORATION
UTX	UNITED TECHNOLOGIES CORP.
UUP	PWR SHARES DB US IND BULL FD
UVV	UNIVERSAL CORP VA
UVXY	PROSHARES ULTRA VIX SHORT TERM
UWM	PROSHARES ULTRA RUSSEL 2000
UYG	PROSHARES ULTRA FINANCIALS
UYM	PROSHARES ULTRA BASIC MATERI
V	VISA INC
VALE	VALE S A
VAR	VARIAN MEDICAL SYSTEMS INC
VDSI	VASCO DATA SECURITY INTL INC
VECO	VEECO INSTRUMENTS INC
VEEV	VEEVA SYSTEMS, INC.
VFC	VF CORP
VGK	VANGUARD FTSE EUROPE ETF
VHC	VIRNETX HOLDING CORP
VIAB	VIACOM, INC. (CL B)
VICL	VICAL, INC.
VIPS	VIPSHOP HOLDINGS LTD
VIXY	PROSHARES VIX SHORT-TERM FUTURES ETF
VJET	VOXELJET AG ADS
VLO	VALERO ENERGY CORP.
VLY	VALLEY NATL BANCORP
VMC	VULCAN MATERIALS CO
VMW	VMWARE
VNDA	VANDA PHARMACEUTICALS INC
VNET	21VIANET GROUP INC
VNO	VORNADO REALTY TRUST
VNQ	VANGUARD REIT ETF
VOD	VODAFONE GROUP PLC
VRA	VERA BRADLEY, INC.
VRNG	VRINGO INC

VRS	VERSO PAPER CORP
VRSN	VERISIGN, INC.
VRTX	VERTEX PHARMACEUTICALS
VRX	VALEANT PHARMACEUTICALS INTERNATIONAL, INC.
VSH	VISHAY INTERTECHNOLOGY INC
VSLR	VIVINT SOLAR, INC.
VVUS	VIVUS INC
VWO	VANGUARD MSCI EMRG MKTS ETF
VXX	IPATH S&P 500 VIX SHORT TERM FUTURES
VZ	VERIZON COMMUNICATIONS
W	WAYFAIR, INC.
WAC	WALTER INVT MGMT CORP
WAT	WATERS CORP
WB	WEIBO CORP
WBA	WALGREENS BOOTS ALLIANCE, INC.
WBAI	500.COM LIMITED
WBMD	WEBMD HEALTH CORP
WCC	WESCO INTERNATIONAL INC
WCG	WELLCARE HEALTH PLANS INC
WDAY	WORKDAY INC
WDC	WESTERN DIGITAL CORPORATION
WEN	THE WENDY'S COMPANY
WETF	WISDOMTREE INVESTMENTS, INC.
WFC	WELLS FARGO & CO
WFM	WHOLE FOODS MARKET INC
WFT	WEATHERFORD INTERNATIONAL INC
WGO	WINNEBAGO INDS INC
WHR	WHIRLPOOL CORPORATION
WIN	WINDSTREAM CORP
WIRE	ENCORE WIRE CORP
WIT	WIPRO LTD
WLL	WHITING PETROLEUM CORP
WLT	WALTER ENERGY, INC.
WM	WASTE MANAGEMENT INC
WMB	WILLIAMS COMPANIES, INC.
WMT	WAL-MART STORES, INC.
WNR	WESTERN REFINING
WOOF	VCA ANTECH INC
WOR	WORTHINGTON INDS INC
WPRT	WESTPORT INNOVATIONS INC
WRES	WARREN RESOURCES INC
WSM	WILLIAMS SONOMA INC
WTI	W T OFFSHORE INC
WTR	AQUA AMERICA INC
WTW	WEIGHT WATCHERS INTERNATIONAL INC
WU	WESTERN UNION CO THE
WUBA	58.COM, INC.

WWAV	WHITEWAVE FOODS CO
WWE	WORLD WRESTLING ENTERTAINMENT, INC.
WY	WEYERHAEUSER CO
WYN	WYNDHAM WORLDWIDE CORP
WYNN	WYNN RESORTS LTD
X	UNITED STATES STEEL CORP
XBI	SPDR S&P BIOTECH ETF
XCO	EXCO RESOURCES INC
XEC	CIMAREX ENERGY CO
XEL	XCEL ENERGY INCORPORATED
XHB	SPDR SER TR SP HOMEBUILDERS
XL	XL GROUP PLC
XLB	SPDR FD MATERIALS SELECT SECT
XLE	ENERGY SELECT SECTOR SPDR
XLF	FINANCIAL SELECT SECTOR SPDR FUND
XLI	SPDR FD INDUSTRIAL
XLK	SPDR FD TECHNOLOGY
XLNX	XILINX INC
XLP	SPDR FD CONSUMER STAPLES
XLU	SPDR FD UTILITIES
XLV	SPDR FD HLTHCARE SELECT
XLY	SELECT SCTR SPDR FD CONS DISCR
XME	SPDR SER TR S&P METALS & MINING
XNPT	XENOPORT
XOM	EXXON MOBIL CORP
XOMA	XOMA CORPORATION
XON	INTREXON CORPORATION
XONE	EXONE COMPANY
XOP	SPDR SER TR S&P OIL & GAS EXP & PROD
XRA	EXETER RESOURCES CORP
XRAY	DENTSPLY INTL INC NEW
XRT	SPDR S P RETAIL
XRX	XEROX CORP
YCS	PROSHARES ULTRASHORT YEN
YELP	YELP INCORPORATED
YGE	YINGLI GREEN ENERGY
YHOO	YAHOO! INC.
YNDX	YANDEX N.V. CL A
YOKU	YOUKU TUDOU, INC.
YPF	YPF SOCIODAD ANONIMA
YRCW	YRC WORLDWIDE, INC.
YUM	YUM BRANDS INC
YY	YY, INC.
Z	ZILLOW GROUP, INC.
ZAGG	ZAGG INCORPORATED
ZBRA	ZEBRA TECH CORP
ZION	ZIONS BANCORP

ZIOP	ZIOPHARM ONCOLOGY INC
ZMH	ZIMMER HOLDINGS INC
ZNGA	ZYNGA INC
ZQK	QUIKSILVER INC
ZSL	PROSHARES ULTRASHORT SILVER
ZTS	ZOETIS INC
ZU	ZULILY, INC.
ZUMZ	ZUMIEZ INC

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To: Hsu, David
Department: HQ/TM
Phone: 202.551.5664
Route: HQ-7a
Mail Stop: 7010
Building: SP1

Package Type:
Sender Name:

773852490952
6/19/2015 9:59:04 AM



Express
725
4
16:30

(312) 444-6331 Origin ID: CHIA
Exchange
Street, Suite 4250

TO: (202) 551-5664 BILL SENDER
David Hsu
US SEC, Div. of Trading & Markets
100 F ST NE

WASHINGTON, DC 20549

FedEx. Express



J151215022003uv

Ship Date: 17JUN15
ActWgt: 1.0 LB
CAD: 2505919/INET3610

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Ref # BOX Regulation
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PO #
Dept #

FRI - 19 JUN AA
** 2DAY **

TRK# 0201 7738 5249 0952

TA YKNA

20549
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